Filed Pursuant to Rule 424(b)(5)
Registration No. 333-162399

The information in this preliminary prospectus supplement and accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 24, 2009

PROSPECTUS SUPPLEMENT

(to Prospectus dated November 5, 2009)

5,500,000 Shares

Deer Consumer Products, Inc.

Common Stock

We are offering 5,500,000 shares of our common stock at a price of $             per share.

Our common stock trades on The NASDAQ Global Market under the symbol “DEER.” The last reported sale price of our common stock on November 23, 2009 was $16.13 per share.

Investing in our common stock involves risk. See “Risk Factors” beginning on page S-9 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 825,000 shares of our common stock on the same terms and conditions set forth above to cover over-allotments, if any.

The underwriters expect to deliver the shares of our common stock on or about                     , 2009.

Joint Book-Running Managers

William Blair & Company	BMO Capital Markets

The date of this prospectus supplement is                     , 2009.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement on Form S-3 (File No. 333-162399) that we filed with the Securities and Exchange Commission, or the SEC, and that was declared effective by the SEC on November 4, 2009. This prospectus supplement describes the specific details regarding this offering, including the price, the amount of our common stock being offered, certain risks of investing in our common stock and other items. The accompanying prospectus provides additional information. You should read this entire prospectus supplement as well as the accompanying prospectus and the documents incorporated by reference that are described under “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus. In the event that the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus prepared by or on behalf of us, or information to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein is accurate only as of the respective dates of those documents in which the information is contained, regardless of the time of delivery of this prospectus supplement or of any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since those dates.

The terms “Deer,” “Company,” “we,” “our” or “us” in this prospectus supplement refer to Deer Consumer Products, Inc. and its subsidiaries, unless the context suggests otherwise. Additionally, unless we indicate otherwise, references in this prospectus supplement to:

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“$,” “U.S.$” and “U.S. dollars” are to the legal currency of the United States.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference. This summary does not contain all of the information you should consider before investing in our common stock. Before deciding to invest in shares of our common stock, you should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein, including the discussion of “Risk Factors” and our consolidated financial statements and the related notes. Moreover, the information contained in this prospectus supplement includes “forward-looking statements,” which are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments actually affecting us will be those anticipated. Please see page 1 of the accompanying prospectus for cautionary information regarding forward-looking statements.

Our Company

We are a leading Chinese designer, manufacturer and seller of quality small home and kitchen electric appliances. We develop, promote, manufacture and sell a broad range of stylish, safe and easy to use products including blenders, juicers and soy milk makers that are designed to make today’s lifestyles simpler and healthier. Our products are sold both in the China domestic market and to export markets. In the China domestic market, our products target China’s growing middle class and are sold primarily under the Deer brand name ( ) as well as under one store brand for a retailer’s private label program. In the export market, we manufacture our products for leading international consumer products companies who sell them under brand names including Black & Decker® and Betty Crocker Kitchens, as well as store brands for retailer’s private label programs.

Two-in-one Chopper/Blender	Juice Extractor	Soymilk Maker

Historically, we have served as an original design manufacturer (“ODM”) and an original equipment manufacturer (“OEM”) for leading international consumer products companies. We have historically sold the majority of our products in the export market, with approximately 95% and 90% of our total sales in 2008 and the nine months ended September 30, 2009, respectively, to the export market. In 2008 and during the nine months ended September 30, 2009, we sold our products to customers and distributors and our products are found worldwide. The majority of our export market sales are to North America and Europe, which accounted for approximately 52% of our total 2008 sales and approximately 50% of our total sales for the nine months ended September 30, 2009.

We are also expanding into emerging growth markets in South America, Asia, Africa, and the Middle East. We own all of the tooling and own or have an exclusive perpetual license to use all of the intellectual property and designs for our ODM products, which accounted for approximately 75% and 85% of our total export market sales during 2008 and for the nine months ended September 30, 2009, respectively. In 2008 and for the nine months ended September 30, 2009, respectively, approximately 25% and 15% of our export market sales were OEM products, which we produce based on our customers’ intellectual property and designs.

We have a team of 47 research and development and technical employees that provide our export market customers with cost effective engineering and design solutions. This is complemented by our vertically integrated manufacturing capabilities that promote a competitive advantage through lower production costs and product standardization.

While we have traditionally generated the majority of our sales in the export market, urbanization, rising family incomes and increased living standards have spurred demand for small appliances in China. In order to capture this market opportunity, the Deer brand ( ) of appliances was introduced to the China domestic market in April 2008. We believe that the Deer brand ( ) will grow significantly as the domestic demand for our products increases in China with increased living standards. During the nine months ended September 30, 2009, we generated domestic market sales of $5.0 million, representing a year over year growth rate of 615% for such period. As of September 30, 2009, according to management’s estimates, our products were sold in over 600 retail locations in China, including distribution with leading retailers and regional appliance chains. We intend to sell our products in new retail locations throughout the China domestic market by aggressively establishing relationships with leading retailers and distributors in China. Our products are also sold to customers who in turn use them as promotional or gift items. These customers include large retailers, Chinese telecommunication companies and the Chinese postal office. In the China domestic market, we also sell commercial products to the foodservice channel including, hotels, restaurants and specialty restaurants. Our domestic products are often distributed by agents who distribute and manage store-level logistics. We also distribute our branded products through agents and distributors who sell them over the internet through popular Chinese web portals such as Taobao.com and HC360.com.

From 2006 to 2008, our total revenue increased from $29.0 million to $43.8 million, representing a Compound Annual Growth Rate (“CAGR”) of 22.8%. Our total revenue increased 130% to $26.5 million for the quarter ended September 30, 2009 from $11.5 million for the corresponding period in 2008. Our net income has grown at a 29.5% CAGR from $2.0 million in 2006 to $3.4 million in 2008 and increased 168% to $4.12 million for the quarter ended September 30, 2009 from $1.5 million for the corresponding period in 2008.

Our Company is headquartered in the city of Shenzhen, in southern China. We operate an approximately 300,000 square foot production facility in Yang Jiang, China, approximately 200 miles west of our headquarters, that contains 13 tooling houses, 136 injection molding machines, 18 production lines and has an estimated annual production capacity of 14 million units. As of November 1, 2009 we had approximately 1,900 employees consisting of part-time and full-time employees.

Our Industry

According to industry research reports produced by CCID Consulting, the global household small electrical appliance market generated approximately $85.9 billion in retail sales in 2008, representing an increase of approximately 10% from 2007. China is the largest global manufacturer of small household electrical appliances in the world, producing 1.63 billion units in 2008, of which exports accounted for 74.3% of those sales. Small electrical appliances are classified into three sectors: kitchen, living and personal care. Our products primarily fall into the kitchen sector, which includes blenders, coffee makers and rice cookers. Average gross profit margins for small household electrical appliances are approximately 30%, which are higher than that of traditional home appliances such as televisions and air conditioners which have gross profit margins of 5-6%.

According to industry research reports produced by CCID Consulting, Chinese small electrical appliance sales grew approximately 14% between 2007 and 2008 to $15.7 billion, and grew at a CAGR of 16.5% between 2006 and 2008. The kitchen sector is the largest and fastest growing sector of the small appliance market in China, representing $12.4 billion in sales and 18.5% growth in 2008. According to The Information of GuangDong Household Appliance, Q3 2007, an average family in developed countries has 20-30 different kinds of small household electrical appliances, whereas in China, the average in 2007 was just five, highlighting the vast potential of the market in China. According to the Hong Kong Trade Development Council, “Big Market for

Small Electrical Appliances in Mainland China” July 28, 2006, the main consumers of kitchen appliances in China are young couples aged 18 to 40 years old with overall buyers being relatively young. The expansion of China’s market is due, in part, to the country’s rapid economic growth. According to the National Bureau of Statistics of China, China’s real gross domestic product, or GDP, grew by 11.1%, 11.4% and 9.0% in 2006, 2007 and 2008, respectively and 7.7% in the nine months ended September 30, 2009. China has a large population including a rapidly expanding middle-class and younger, urban consumer bases which offer a large pool of potential consumers. Economic growth in China has led to greater levels of personal disposable income and increased spending among China’s expanding middle-class consumer base.

Our Competitive Strengths

We believe we have the following competitive strengths:

Established leader in the attractive market for small appliances. We have established a leadership position in the fragmented Chinese appliance manufacturing marketplace for overseas consumer products companies. The combination of our in-house design expertise and our low-cost manufacturing capabilities has established us as a reliable partner to design and produce products that meet the stringent quality and style specifications of our customer base. Since inception, we have focused on establishing and growing relationships with our leading international customer base including Focus Electrics Group, which offers Back to Basics and West Bend products, Applica Incorporated, which offers Black & Decker® products, and Sattar. Our experience in the export business has also enabled us to develop the scale, manufacturing efficiencies and design expertise that serves as the foundation for us to aggressively pursue the China domestic market opportunity.

Broad product offering. We sell a broad offering of small, high-quality home and kitchen electric appliances. Over the last eight years, our product portfolio has included over 189 different product varieties. We believe that the breadth of our product offering serves as a key differentiator for our company, as it enables us to serve the varying needs of our customers. We offer products with varying size, functionality, price points and applications. This strategy enables us to reach a broad range of customers with our products in both the China domestic market and export market.

Robust new product development and design expertise. We emphasize ease of use, styling, safety and quality engineering in all of our products. With the aim of maintaining our competitive advantage in the marketplace, we conduct continuous research and development activities to develop new product design concepts and to identify efficiencies in design and cost. We have a team of 47 research and development and technical employees that provide our customers with cost effective engineering and design solutions. We currently own or have user rights to 91 product and design related patents, 11 trademarks and 1 copyright, which we believe creates a meaningful competitive advantage.

Vertically-integrated, low-cost manufacturing capabilities. We have a large-scale production base that includes a modern factory of approximately 300,000 square feet and approximately 1,900 company-trained seasonal and full-time production workers as of November 1, 2009. Our manufacturing capacity is fully-integrated, with in-house capabilities to produce everything from internal components, including electrical motors, to exterior components, to final assembly. Our facilities are largely automated, which promotes consistent product quality and helps to lower our labor costs. We believe that our vertically-integrated and automated manufacturing capabilities provide us with a competitive advantage as it enables us to consistently produce low-cost, high quality products for our customers, while contributing to our ability to generate attractive gross margins. We believe our in-house production of motors gives us a significant cost advantage over our competitors.

Focus on Quality. Our products are high-quality and meet stringent international requirements in North America, Europe, Australia, and Asia. Our products have obtained the requisite safety approvals to sell in export markets allowing us to label products with the marks of ETL (the European Union), GS (Germany), UL/CUL (North America) and CB (International). We are an ISO 9001 certified manufacturer.

Experienced management team. Our senior management team has extensive business and industry experience. Mr. Ying He, our Founder, Chairman and CEO, has over 15 years of industry experience, and has managed and actively helped design products for our company since commencing operations in 2001. Prior to that time, from March 1996 to July 1999, he served as CEO of Dongguan Xin Dao Mould, a plastics mold company serving the automotive and small appliance sector. Mr. Zongshu Nie, our Chief Financial Officer served as CFO of Xian Tai Plastics Co., Ltd. from 1998 to May 2008. Our President, Mr. Walter Zhao, has extensive experience with the North American electronics market, serving as the President of Kaito Electronics, Inc., an electronics design and manufacturer. Our COO, James Chiu, has served as the Sourcing Director for U.S.-based electric household appliance firm Hamilton Beach Proctor-Silex. Other members of our senior management team have significant experience with respect to other key aspects of our operations, including product design, manufacturing, and international sales and marketing.

Our Growth Strategy

Our goal is to be a leading vertically integrated Chinese designer, manufacturer and seller of small, high-quality home and kitchen electric appliances in both the China domestic market and the export market. We intend to achieve our goal by implementing the following strategies:

Aggressively expand our product sales to consumers in China. We believe that the expanding China domestic market represents an excellent opportunity to increase our sales, profitability and market exposure. We have developed, and are executing, a domestic market strategy aimed at expanding our retail market share in the growing consumer market in China. We intend to focus on expanding domestically with large retailers in markets that we believe have a sufficient concentration of our target consumers. Our China domestic market expansion program is designed to reach new and existing customers through the sale of our branded products. We seek to heighten consumer awareness of our product’s profile in China through, among other things:

•	Entering into agreements with nation-wide Chinese retailers to sell our products in their small kitchen and home electrical appliances departments throughout China;

•

Expand the distribution of our branded products through agents and distributors who sell them over the internet through Chinese web portals such as Taobao.com and HC360.com to expand our digital presence to reach consumers on the web;

•	Selling our products to hotels and restaurants; and

•	Selling promotional items to large Chinese companies.

We are simultaneously looking to raise the visibility of our Deer brand ( ) as a leading Chinese kitchen appliance manufacturer by displaying outdoor advertising in select markets.

Growth in export markets. We continue to focus our efforts on enhancing our ability to reach our targeted consumers, improving the marketability of our brands and efficiently serving our expanding customer base around the globe. We intend to continue growing our export business through several initiatives including:

•	Gaining share in the U.S. and European markets from ODM and OEM competitors who may be constrained or weakened by the economic downturn;

•

Introducing innovative products to win new customers and expand sales with existing customers, building on our 2009 experience with our introduction of new products such as popcorn makers and espresso coffee makers;

•	Penetrating and further developing a wider customer base in fast growing emerging markets, including South America, Southeast Asia, Africa and the Middle East; and

•	Expanding our sales of the Deer brand ( ) products.

Our principal offices are located at Area 2, 1/F, Building M-6, Central High-Tech Industrial Park, Nanshan, Shenzhen, China 518057. Our telephone number is +(86) 755-8602-8285.

The Offering

Common stock offered by us	5,500,000 shares

Common stock to be outstanding immediately after this offering	31,167,408 shares

NASDAQ Global Market symbol	“DEER”

Use of proceeds	For general corporate purposes including the expansion of our product offerings in China, expanding Chinese domestic market sales, and to meet working capital needs. See “Use of Proceeds” on page S-27.

The total number of shares of common stock outstanding after this offering is based on 25,667,408 shares outstanding as of November 20, 2009. This number excludes (i) an aggregate of up to 1,823,458 shares of our common stock issuable upon exercise of warrants outstanding as of November 20, 2009 and (ii) an aggregate of 500,000 shares of our common stock reserved for issuance under our 2009 Equity Incentive Plan. The warrants are immediately exercisable, expire on the third anniversary of their issuance and entitle their holders to purchase up to 1,823,458 shares of our common stock of which warrants to purchase 623,458 shares of common stock have an exercise price of $1.73 per share, and warrants to purchase 1,200,000 shares of common stock have an exercise price of $5.00 per share.

See “Description of Common Stock” in the accompanying prospectus for information regarding our common stock, our articles of incorporation and related Nevada law matters.

Unless we indicate otherwise, the information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option to purchase up to 825,000 additional shares of common stock from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary financial data for the periods indicated. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes incorporated by reference into this prospectus supplement. Historical financial information may not be indicative of our future performance and the results for the nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the full fiscal year.

Consolidated Statement of Income Data:

	Nine months ended September 30,		Years ended December 31,
	2009	2008	2008	2007
	(unaudited)
Revenue	$48,723,758	$32,045,142	$43,784,935	$33,476,259
Cost of Revenue	37,403,300	24,550,251	34,125,019	26,249,009

Gross profit	11,320,458	7,494,891	9,659,916	7,227,250
Total operating expenses	3,478,826	4,065,099	5,421,580	3,306,507

Income from operations	7,841,632	3,429,792	4,238,336	3,920,743
Total non-operating income	3,783	669,988	420,493	116,417
Income before income tax	7,845,415	4,099,780	4,658,829	4,037,160
Income tax	1,350,892	1,165,020	1,302,045	615,568

Net income	$6,494,523	$2,934,760	$3,356,784	$3,421,592
Foreign currency translation gain (loss)	(5,428)	2,305,404	1,041,966	822,146
Comprehensive Income	$6,489,095	$5,240,164	$4,398,750	$4,243,738

Weighted average shares outstanding—basic	21,462,056	16,087,045	16,985,587	15,695,706
Weighted average shares outstanding—diluted	21,908,490	16,087,045	16,985,587	15,695,706

Earnings per share—basic	$0.30	$0.18	$0.20	$0.22
Earnings per share—diluted	$0.30	$0.18	$0.20	$0.22

Consolidated Balance Sheet Data:

As of September 30, 2009
Cash & cash equivalents	$17,833,183
Total assets	60,233,776
Total liabilities	22,980,593
Total stockholders’ equity	37,253,183

RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to the following risk factors, you should carefully consider the risks, uncertainties and assumptions discussed under “Risk Factors” in the accompanying prospectus as well as those described in Item 1A of our annual report on Form 10-K for the fiscal year ended December 31, 2008, as amended, and in other documents that we subsequently file with the SEC that update, supplement or supersede such information for which documents are incorporated by reference into this prospectus supplement, see “Where You Can Find More Information.” Additional risks not presently known to us or which we consider immaterial based on information currently available to us may also materially adversely affect us. If any of the events anticipated by the risks described herein occur, our business, cash flow, results of operations and financial condition could be adversely affected which could result in a decline in the market price of our common stock, causing you to lose all or part of your investment.

Risks Related to Our Business

Raw materials price fluctuations.

The Company’s largest raw materials purchases consist of plastics (AS, PP, ABS which are derived from petroleum) and stainless steel. As such fluctuations in the price of oil and steel on the international market will have an impact on the Company’s operating costs and related profits.

International oil prices reached new highs in our third quarter but fell sharply in the fourth quarter of 2008. Oil prices have increased in the second and third quarter of 2009. The price of most plastics moves in relation to oil prices and all electrical appliance manufacturers are affected by cost increases and benefit from decreases. Management believes that any significant long-term increases or decreases in the price of petroleum will be passed onto users in the form of higher or lower manufacturer prices. However, short term volatility in petroleum and plastics prices can either result in short term increases or decreases in manufacturing costs.

The Company does not engage in hedging transactions to protect against raw material fluctuations, but attempts to mitigate the short-term risks of price swings by purchasing raw materials in advance.

Economic slowdown in U.S. & European markets.

Historically, the majority of the Company’s sales are made as exports overseas with approximately 52% of our total sales made in North American and European markets in 2008 and 50% of our total sales made in North American and European markets during the nine months ended September 30, 2009. As such, any weakening economic conditions, including those which reduce consumer demand for our products in these markets, could reduce demand for our products and negatively impact the Company’s operating results. In order to reduce such risk the Company has:

•	initiated a flexible pricing strategy with international customers; and

•	undertaken expansion into the domestic market of China.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our common stock will be indirectly affected by the foreign exchange rate between U.S. dollars and the Renminbi and between those currencies and other currencies in which our revenue may be denominated. Because a majority of the Company’s sales are currently made in the export market and all of our earnings and cash assets are denominated in Renminbi and our proceeds from this offering will be denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds, as well as our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, the Renminbi has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future the Chinese authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

We currently do not engage in Forward Foreign Exchange Agreement or other hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. Hedging transactions which we may enter into in the future may have limited effectiveness, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

Loss of or failure to renew any or all of our licenses and permits.

In accordance with the laws and regulations of the PRC, Deer is required to maintain various licenses and permits in order to operate our electrical appliance products manufacturing business. Deer is required to comply with applicable hygiene and safety standards in relation to our production processes. Deer production processes are subject to periodic inspections by the regulatory authorities for compliance with applicable regulations. Failure to pass these inspections, or the loss of or failure to renew such licenses and production permits, or sales licenses could result in the temporary or permanent suspension of some or all of our production or distribution operations and could adversely affect our revenues and profitability.

We may experience material disruptions to our manufacturing operations.

While we seek to operate our facilities in compliance with applicable rules and regulations and take measures to minimize the risks of disruption at our facilities, a material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, reduce our sales and/or negatively impact our financial results. Any of our manufacturing facilities, or any of our machines within an otherwise operational facility, could cease operations unexpectedly due to a number of events, including:

•	prolonged power failures;

•	equipment failures;

•	disruptions in the transportation infrastructure including roads, bridges, railroad tracks; and

•	fires, floods, earthquakes, acts of war, or other catastrophes.

We cannot be assured of the success of the China Domestic Market Development and Brand Campaign.

The Company initiated its own branding campaign in the China domestic market in the first quarter of 2008. While prospects for the domestic market are encouraging, there exists uncertainty as to the Company’s ability to build a strong market presence. The China domestic market began to emerge in the 1990s and established brand leaders with greater experience, market share, and customer loyalty already exist, such as Midea, Tsann Kuen, Supor, and Vatti. Thus, the ability of the Company to gain meaningful market share is uncertain.

We derive a substantial part of our revenues from several major customers. If we lose any of these customers or they reduce the amount of business they do with us, our revenues may be seriously affected.

Our ten largest customers accounted for approximately 51% and 56% of our revenues for the year ended December 31, 2008 and for the nine months ended September 30, 2009, respectively, and our five largest customers accounted for approximately 37% and 38% of our revenues for the year ended December 31, 2008 and for the nine months ended September 30, 2009, respectively. Our largest customer accounted for approximately 19% and 20% of our revenues in the year ended December 31, 2008 and for the nine months ended September 30, 2009, respectively. These customers may not maintain the same volume of business with us in the future. If we lose any of these customers or they reduce the amount of business they do with us, our revenues may be seriously affected.

We cannot be certain that our product innovations and marketing successes will continue.

We believe that our past performance has been based on, and our future success will depend, in part, upon our ability to continue to improve our existing products through product innovation and to develop, market and produce new products. We cannot assure you that we will be successful in introducing, marketing and producing any new products or product innovations, or that we will develop and introduce in a timely manner innovations to our existing products which satisfy customer needs or achieve market acceptance. Our failure to develop new products and introduce them successfully and in a timely manner could harm our ability to grow our business and could have a material adverse effect on our business, results of operations and financial condition.

The technology used in our products may not satisfy the changing needs of our customers.

With any technology, including the technology of our current and proposed products, there are risks that the technology may not successfully address all of our customers’ needs. Moreover, our customers’ needs may change or vary. This may affect the ability of our present or proposed products to address all of our customers’ ultimate technology needs in an economically feasible manner, which could have a material adverse affect on our business.

We may not be able to keep pace with rapid technological changes and competition in our industry.

While we believe that we have hired or engaged personnel and outside consultants who have the experience and ability necessary to keep pace with advances in technology, and while we continue to seek out and develop “next generation” technology through our research and development efforts, there is no guarantee that we will be able to keep pace with technological developments and market demands in this evolving industry and market. In addition, our industry is highly competitive. We face competition from other manufacturers of products similar to our products, often from competitors with substantially more capital and other resources. Some of our competitors’ advantages over us in both the areas of products, marketing, and services include the following:

•	Substantially greater revenues and financial resources;

•	Stronger brand names and consumer recognition;

•	The capacity to leverage marketing expenditures across a broader portfolio of products;

•	Pre-existing relationships with potential customers;

•	More resources to make acquisitions;

•	Lower labor and development costs; and

•	Broader geographic presence.

We will face different market dynamics and competition as we expand our market to new countries. In some export markets, our future competitors would have greater brand recognition and broader distribution than we currently enjoy. We may not be as successful as our competitors in generating revenues in those markets due to our inability to provide products that are attractive to the market in those countries, the lack of recognition of our brand, and other factors. As a result, any new expansion efforts could be more costly and less profitable than our efforts in our existing markets.

If we are not as successful as our competitors in our target markets, our sales could decline, our margins could be negatively impacted and we could lose market share, any of which could materially harm our business.

We are a major purchaser of certain goods and raw materials that we use in the manufacturing process of our products, and price changes for the commodities we depend on may adversely affect our profitability.

Our profitability depends in part upon the margin between the cost to us of certain raw materials used in the manufacturing process as well as our fabrication costs associated with converting such raw materials into assembled products compared to the selling price of our products, and the overall supply of raw materials. It is our intention to base the selling prices of our products in part upon the associated raw materials costs to us. However, we may not be able to pass all increases in raw material costs and ancillary acquisition costs associated with taking possession of the raw materials through to our customers. Although we are currently able to obtain adequate supplies of raw materials, it is impossible to predict future availability or pricing. The inability to offset price increases of raw material by sufficient product price increases, and our inability to obtain raw materials, would have a material adverse effect on our consolidated financial condition, results of operations and cash flows.

Our products may contain defects, which could adversely affect our reputation and cause us to incur significant costs.

Despite testing by us, defects may be found in existing or new products. Any such defects could cause us to incur significant return and exchange costs, re-engineering costs, divert the attention of our engineering personnel from product development efforts, and cause significant customer relations and business reputation problems. Any such defects could force us to undertake a product recall program, which could cause us to incur significant expenses and could harm our reputation and that of our products. If we deliver defective products, our credibility and the market acceptance and sales of our products could be harmed.

Our position in the marketplace could be negatively impacted if we experience delays in launching our products.

We may experience delays in bringing new products to market, due to design, manufacturing or distribution problems. Such delays could adversely affect our ability to compete effectively and may adversely affect our relationship with our customers. Any such delays would adversely affect our revenues and our ability to become profitable.

If we are not able to manage our growth, we may not be profitable.

Our success will depend on our ability to expand and manage our operations and facilities. There can be no assurance that we will be able to manage our growth, meet the staffing requirements for our business or for additional collaborative relationships or successfully assimilate and train new employees. In addition, to manage our growth effectively, we may be required to expand our management base and enhance our operating and financial systems. If we continue to grow, there can be no assurance that the management skills and systems currently in place will be adequate. Moreover, there can be no assurance that we will be able to manage any additional growth effectively. Failure to achieve any of these goals could have a material adverse effect on our business, financial condition or results of operations.

Our inability to successfully manage the inherent risks in our domestic and export activities could adversely affect our business. Because of the risks associated with conducting such operations (including the risks listed above), there can be no assurances that any new market expansion will be successful.

Winder may only have a perpetual, exclusive, worldwide and royalty-free license to use the patents and trademarks used in its business.

We and our subsidiaries have historically licensed the right to use patents and trademarks from various parties, including from our Chairman, Mr. Ying He, his brother, Mr. Famin He, Shenzhen De Mei Long Electric Appliances Co., Ltd. and Shenzhen Kafu Industrial Co., Ltd. In December 2008, we entered into transfer agreements that intended to transfer patents and trademarks used by the Company from its Chairman, Mr. Ying He, his brother, Mr. Famin He, Shenzhen De Mei Long Electric Appliances Co., Ltd. and Shenzhen Kafu Industrial Co., Ltd., to Winder. Any transfer of the ownership of such patents and trademarks requires that the transfer agreements be registered with the State Intellectual Property Office of the PRC and the China Trademark Office under the State Administration of Industry and Commerce of the PRC, respectively. In the absence of such registration, the transfers would be ineffective under PRC law. To clarify the transfer and safeguard our right to use these patents and trademarks, Winder has entered into a supplemental agreement to such transfer agreements whereby Mr. Ying He, Mr. Famin He, Shenzhen De Mei Long Electric Appliances Co., Ltd. and Shenzhen Kafu Industrial Co., Ltd. clarify that a transfer of ownership was intended and their license of the use of the patents and trademarks to Winder has and will continue on a perpetual, exclusive, world-wide and royalty-free basis which may not be cancelled by the licensor or grantor until such time as the ownership of such patents and trademarks are effectively transferred to Winder. If any of the licensors unilaterally terminates or repudiates the supplemental agreements, the Company’s business may be adversely affected as Winder may have to litigate or arbitrate to retain such license rights.

We may not be able to adequately protect our technology and other proprietary rights.

Our success will depend in part on our ability to obtain and protect our products, methods, processes and other technologies, to preserve our trade secrets, and to operate without infringing on the proprietary rights of third parties both domestically and abroad. Despite our efforts, any of the following occurrences may reduce the value of our owned and used intellectual property:

•	Issued patents and trademarks which we own or have the right to use may not provide us with any competitive advantages;

•	Our efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology or that of those from whom we license our rights to use;

•	Our efforts may not prevent the development and design by others of products or technologies similar to or competitive with, or superior to those we use or develop; or

•

Another party may obtain a blocking patent and we or our licensors would need to either obtain a license or design around the patent in order to continue to offer the contested feature or service in our products.

Effective protection of intellectual property rights may be unavailable or limited in certain foreign countries. If we or the owners of the rights licensed to us are unable to adequately protect our proprietary rights, then it would have a negative impact on our operations.

We or the owners of the intellectual property rights licensed to us may be subject to claims that we or such licensors have infringed the proprietary rights of others, which could require us and our licensors to obtain a license or change designs.

Although we do not believe that any of our products infringe upon the proprietary rights of others, there is no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against us or those from whom we have licenses or that any such assertions or prosecutions will not materially adversely affect our business. Regardless of whether any such claims are valid or can be successfully asserted, defending against such claims could cause us to incur significant costs and could divert resources away from our other activities. In addition, assertion of infringement claims could result in injunctions that prevent us from distributing our products. If any claims or actions are asserted against us or those from whom we have licenses, we may seek to obtain a license to the intellectual property rights that are in dispute. Such a license may not be available on reasonable terms, or at all, which could force us to change our designs.

We may need additional capital to execute our business plan and fund operations and may not be able to obtain such capital on acceptable terms or at all.

In our rapidly changing industry, capital requirements are difficult to plan for. Although we currently expect to have sufficient funding for the next 12 months, we expect that we will need additional capital to fund our future growth.

Our ability to obtain additional capital on acceptable terms or at all is subject to a variety of uncertainties, including:

•	Investors’ perceptions of, and demand for, companies in our industry;

•	Investors’ perceptions of, and demand for, companies operating in China;

•	Conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	Our future results of operations, financial condition and cash flows;

•	Governmental regulation of foreign investment in companies in particular countries;

•	Economic, political and other conditions in the United States, China, and other countries; and

•	Governmental policies relating to foreign currency borrowings.

We may be required to pursue sources of additional capital through various means, including joint venture projects and debt or equity financings. There is no assurance that we will be successful in locating a suitable financing transaction in a timely fashion or at all. In addition, there is no assurance that we will be successful in obtaining the capital we require by any other means. Future financings through equity investments are likely to be dilutive to our existing stockholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition.

If we cannot raise additional funds on favorable terms or at all, we may not be able to carry out all or parts of our strategy to maintain our growth and competitiveness or to fund our operations. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

Our business could be subject to environmental liabilities.

As is the case with manufacturers of similar products, we use certain hazardous substances in our operations. Currently we do not anticipate any material adverse effect on our business, revenues or results of operations as a result of compliance with Chinese environmental laws and regulations. However, the risk of environmental liability and charges associated with maintaining compliance with environmental laws is inherent in the nature of our business, and there is no assurance that material environmental liabilities and compliance charges will not arise in the future.

If we lose our key personnel or are unable to attract and retain additional qualified personnel, the quality of our services may decline and our business may be adversely impacted.

We rely heavily on the expertise, experience and continued services of our senior management, including our Chief Executive Officer. Loss of his services could adversely impact our ability to achieve our business objectives. We believe our future success will depend upon our ability to retain key employees and our ability to attract and retain other skilled personnel. The rapid growth of the economy in China has caused intense competition for qualified personnel. We cannot guarantee that any employee will remain employed by us for any definite period of time or that we will be able to attract, train or retain qualified personnel in the future. Such loss of personnel could have a material adverse effect on our business and company. Moreover, qualified employees periodically are in great demand and may be unavailable in the time frame required to satisfy our customers’ requirements. We need to employ additional personnel to expand our business. There is no assurance that we will be able to attract and retain sufficient numbers of highly skilled employees in the future. The loss of personnel or our inability to hire or retain sufficient personnel at competitive rates could impair the growth of our business. We have entered into standard China domestic labor contracts with Mr. Ying He and Mr. Zongshu Nie which do not contain provisions prohibiting competition by either Mr. He or Mr. Nie following their employment with us. Mr. He’s labor contract expires March 1, 2010 and Mr. Nie’s labor contract expires April 30, 2012.

If we fail to establish and maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud. Any inability to report and file our financial results accurately and timely could harm our business and adversely impact the trading price of our common stock.

We are required to establish and maintain internal controls over financial reporting, disclosure controls, and to comply with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC. Our management, including our Chief Executive Officer and Chief Financial Officer, cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or prevent all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

We are a holding company that depends on cash flow from our wholly-owned subsidiary to meet our obligations.

After the Share Exchange, we became a holding company with no material assets other than the stock of our wholly-owned subsidiary. Accordingly, all our operations will be conducted by our wholly-owned subsidiary Winder Electric Co. Ltd. (“Winder”), which is responsible for research, production and delivery of goods and Delta International Limited (“Delta”), which has transferred all of its material former operations to Winder.

We currently expect that the earnings and cash flow of our subsidiary will primarily be retained and used by us in its operations.

All of Deer’s liabilities survived the Share Exchange and there may be undisclosed liabilities that could have a negative impact on our financial condition.

Before the Share Exchange, certain due diligence activities on the Company and Deer were performed. The due diligence process may not have revealed all liabilities (actual or contingent) of the Company and Deer that existed or which may arise in the future relating to the Company’s activities before the consummation of the Share Exchange. Notwithstanding that all of the Company’s pre-closing liabilities were transferred to a third party pursuant to the terms of the Share Exchange Agreement, it is possible that claims for such liabilities may still be made against us, which we will be required to defend or otherwise resolve. The transfer pursuant to the Share Exchange Agreement may not be sufficient to protect us from claims and liabilities and any breaches of related representations and warranties. Any liabilities remaining from the Company’s pre-closing activities could harm our financial condition and results of operations.

New accounting standards could result in changes to our methods of quantifying and recording accounting transactions, and could affect our financial results and financial position.

Changes to Generally Accepted Accounting Principles in the United States (GAAP) arise from new and revised standards, interpretations, and other guidance issued by the Financial Accounting Standards Board, the SEC, and others. In addition, the U.S. Government may issue new or revised Cost Accounting Standards or Cost Principles. The effects of such changes may include prescribing an accounting method where none had been previously specified, prescribing a single acceptable method of accounting from among several acceptable methods that currently exist, or revoking the acceptability of a current method and replacing it with an entirely different method, among others. Such changes could result in unanticipated effects on our results of operations, financial position, and other financial measures.

The markets we serve are subject to seasonality and cyclical demand, which could harm our business and make it difficult to project long-term performance.

Demand for our products depends in large part upon the level of capital and maintenance expenditures of our customers and the end users. These expenditures have historically been cyclical in nature and vulnerable to economic downturns. Decreased capital and maintenance spending by our customers could have a material adverse effect on the demand for our products and our business, financial condition and results of operations. To date, the Company has not been adversely affected by these trends and given the current demand visibility we do not currently foresee weakening in the demand for our products in the next year. However, the historically cyclical nature of the demand for our products limits our ability to make accurate long-term predictions about our performance. Changing world economic and political conditions may also reduce the willingness of our customers and prospective customers to purchase our products and services. The seasonality of our business results in significant operational challenges to our production and inventory control functions.

Risks Related to Our Business being Conducted in China

We are subject to international economic and political risks over which we have little or no control and may be unable to alter our business practice in time to avoid the possibility of reduced revenues.

Our business is conducted in China. Doing business outside the United States, particularly in China, subjects us to various risks, including changing economic and political conditions, major work stoppages, exchange controls, currency fluctuations, armed conflicts and unexpected changes in United States and foreign laws relating to tariffs, trade restrictions, transportation regulations, foreign investments and taxation. We have no control over most of these risks and may be unable to anticipate changes in international economic and political conditions and, therefore, unable to alter our business practice in time to avoid the possibility of reduced revenues.

China’s economic policies could affect our business.

Substantially all of our assets are located in China and all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.

While China’s economy has experienced significant growth in the past twenty years, such growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China, but they may also have a negative effect on us. For example, operating results and financial condition may be adversely affected by the government control over capital investments or changes in tax regulations. The economy of China has been transitioning from a planned economy to a more market-oriented economy. In recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership of productive assets, and the establishment of corporate governance in business enterprises; however, a substantial portion of productive assets in China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, the control of payment of foreign currency-denominated obligations, the setting of monetary policy and the provision of preferential treatment to particular industries or companies.

We may have difficulty establishing adequate management, legal and financial controls in China.

China historically has not adopted a Western style of management and financial reporting concepts and practices, as well as in modern banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in China. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

Our bank accounts are not insured or protected against loss.

We maintain our cash with various national banks located in China. Our cash accounts are not insured or otherwise protected. Should any bank holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank.

We have limited business insurance coverage and may incur losses due to business interruptions resulting from natural and man-made disasters, and our insurance may not be adequate to cover liabilities resulting from accidents or injuries that may occur.

The insurance industry in China is still in an early stage of development and insurance companies located in China offer limited business insurance products. In the event of damage or loss to our properties, our insurance may not provide as much coverage as if we were insured by insurance companies in the United States. We currently carry property and casualty insurance for our buildings, plant and equipment but cannot assure you that the coverage will be adequate to fully replace damage to any of the foregoing. Should any natural catastrophes such as earthquakes, floods, or any acts of terrorism occur where our primary operations are located and most of our employees are based, or elsewhere, we might suffer not only significant property damage, but also loss of revenues due to interruptions in our business operations. The occurrence of a significant event for which we are not fully insured or indemnified, and/or the failure of a party to meet its underwriting or indemnification obligations, could materially and adversely affect our operations and financial condition. Moreover, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable.

Tax laws and regulations in China are subject to substantial revision, some of which may adversely affect our profitability.

The Chinese tax system is in a state of flux, and it is anticipated that China’s tax regime will be altered in the coming years. Tax benefits that we presently enjoy may not be available to us in the wake of these changes, and we could incur tax obligations to the Chinese government that are significantly higher than currently anticipated. These increased tax obligations could negatively impact our financial condition and our revenues, gross margins, profitability and results of operations may be adversely affected as a result.

Certain tax treatment that we presently enjoy in China is scheduled to expire over the next several years.

As a substantial portion of our operations are located in a privileged economic zone, we are entitled to certain tax benefits. When these exemptions expire, our income tax expenses will increase, reducing our net income below what it would be if we continued to enjoy these exemptions. A special tax rate of 15% is given to us for our efforts to automate production at our factory. The tax authority and government entities examine productivity per employee and other operating metrics to determine our eligibility for special tax treatment. Our current tax treatment will last until December 31, 2010. Prior to expiration, these government entities will re-assess our efforts in automating production and determine future eligibilities for special tax treatment. We would pay the common 25% income tax instead of the special 15% income tax rate if the special tax treatment is not renewed. Winder is one of the largest employers in Yang Jiang and we believe that the local taxing authorities would be favorably inclined to continue our favorable tax treatment.

We may face judicial corruption in China.

Another obstacle to foreign investment in China is corruption. There is no assurance that we will be able to obtain recourse in any legal disputes with suppliers, customers or other parties with whom we conduct business, if desired, through China’s poorly developed and sometimes corrupt judicial systems.

If relations between the United States and China worsen, investors may be unwilling to hold or buy our stock and our stock price may decrease.

At various times during recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China, whether or not directly related to our business, could reduce the price of our common stock.

China could change its policies toward private enterprise or even nationalize or expropriate private enterprises.

Our business is subject to significant political and economic uncertainties and may be affected by political, economic and social developments in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time with little, if any, prior notice.

Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to stockholders, or devaluations of currency could cause a decline in the price of our common stock, should a market for our common stock ever develop. Nationalization or expropriation could even result in the total loss of your investment.

The nature and application of many laws of China create an uncertain environment for business operations and they could have a negative effect on us.

The legal system in China is a civil law system. Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little value as precedents. In 1979, China began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could cause a decline in the price of our common stock. In addition, as these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.

As we import goods into and export goods out of China, fluctuation of the Renminbi may affect our financial condition by affecting the volume of cross-border money flow.

Although we use the United States dollar for financial reporting purposes, most of the transactions effected by our operating subsidiaries are denominated in China’s Renminbi. The value of the Renminbi fluctuates and is subject to changes in China’s political and economic conditions. Future movements in the exchange rate of the Renminbi could adversely affect our financial condition as we may suffer financial losses when transferring money raised outside of China into the country or paying vendors for services performed outside of China.

We may not be able to obtain regulatory approvals for our products.

The manufacture and sale of our products in China is regulated by The People’s Republic of China and the local provincial governments. Although our licenses and regulatory filings are up to date, the uncertain legal environment in China and our industry may be vulnerable to local government agencies or other parties who wish to renegotiate the terms and conditions of, or terminate their agreements or other understandings with us.

It will be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in China.

As our executive officers and several of our directors, including the Chairman of our Board of Directors, are Chinese citizens, it may be difficult, if not impossible, to acquire jurisdiction over these persons in the event a lawsuit is initiated against us and/or our officers and directors by a stockholder or group of stockholders in the United States. Also, because our operating subsidiaries and assets are located in China, it may be extremely difficult or impossible for individuals to access those assets to enforce judgments rendered against us or our directors or executive offices by United States courts. In addition, the courts in China may not permit the enforcement of judgments arising out of United States federal and state corporate, securities or similar laws. Accordingly, United States investors may not be able to enforce judgments against us for violation of United States securities laws.

PRC regulations relating to mergers, offshore companies and Chinese stockholders, if applied to us, may limit our ability to operate our business as we see fit.

PRC regulations govern the process by which we may participate in an acquisition of assets or equity interests. Depending on the structure of the transaction, these regulations require involved parties to make a series of applications and supplemental applications to various government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with the new regulations is likely to be more time consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. Accordingly, due to PRC regulations, our ability to engage in business combination transactions in China through our Chinese subsidiaries has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate transactions that are acceptable to us or sufficiently protective of our interests.

The acquisition by Deer International Group Ltd. (“Deer International”) of Winder in 2008 may require further approval.

On April 1, 2008, Deer International acquired 100% of the equity interest in Winder from 50HZ Electric Limited. The transaction was approved by the Economic Development Bureau of Yangjiang High-tech Industry Development Zone (the “Yangjiang Hi-Tech Zone”). Approval from a PRC government agency with higher authority may be required.

Furthermore, the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors jointly issued by six PRC regulatory agencies, including the Ministry of Commerce (“MOFCOM”), the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, China Securities Regulatory Commission (“CSRC”) and the State Administration of Foreign Exchange (“SAFE”) on August 8, 2006, or the New M&A Rule, has a particular provision which requires that MOFCOM’s approval is required if a PRC domestic non-foreign-invested enterprise or natural person acquires its/his affiliated Chinese company in the name of an offshore enterprise established or controlled by it or him. At the time of such acquisition, Deer International was an offshore enterprise controlled by some of our shareholders who are PRC residents. These same shareholders at the same time owned or controlled 50HZ Electric Limited, which made Winder an affiliated Chinese company of such shareholders. According to the New M&A Rule, this transaction might require the approval of MOFCOM. As the interpretation and implementation of the New M&A Rule are unclear, if the approval of MOFCOM is required, the approval that 50HZ Electric Limited has obtained from the Yangjiang Hi-Tech Zone may be deemed incomplete and the transferee, namely Deer International, may need to obtain further approval from MOFCOM.

The acquisition by Deer International of Winder in 2008 may face PRC tax authority challenges and be subject to transfer pricing adjustment.

The acquisition of 100% of Winder’s equity interests by Deer International on April 1, 2008 was free of any considerations and conditions. Under applicable PRC tax rules, any transaction between related parties shall be priced on an arm’s length basis. The tax authority has the right to investigate any related party transaction and to make adjustment if it finds the price not on an arm’s length basis. The PRC tax authority would make adjustment by applying a deemed arm’s length price to the transaction. Given that 50HZ Electric Limited and Deer International had certain related parties, there is a possibility that the consideration-free transfer may be challenged and investigated by the PRC tax authority. If the deemed arm’s length price determined by the PRC tax authority during such investigation is higher than the original cost that 50HZ Electric Limited paid to get 100% equity interest of Winder, such excess amount would be subject to a 10% PRC income tax. Although we believe 50HZ Electric Limited shall be responsible for the possible PRC income tax, we understand that it is common practice for PRC tax authority to enforce the tax collection over the entity at issue, which in this case would be Winder, and we may be required to pay the possible PRC income tax on behalf of 50HZ Electric Limited.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that its approval is required in connection with this offering, this offering may be delayed or cancelled, or the Company may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, formed or controlled for the purpose of overseas listing of interests of PRC domestic non-foreign-invested companies controlled by PRC domestic non-foreign invested companies or individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. The Company believes, based on the opinion of its PRC legal counsel, the GuangDong Tuo Jin Law Firm, that while the CSRC generally has jurisdiction over overseas listings of companies like us, CSRC’s approval is not required for the offerings of the Company’s securities because its current corporate structure was established before the new regulation became effective. However, there remains some uncertainty as to how this regulation will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that its approval is required for the Company’s public offerings, the Company may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on the Company’s operations in the PRC, limit its operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering or other of the Company’s offerings into the PRC, restrict or prohibit payment or remittance of dividends by the Company’s PRC subsidiaries to it or take other actions that could have a material adverse effect on the Company’s business, financial condition, results of operations, reputation and prospects, as well as the trading price of the Company’s ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring the Company, or making it advisable for it, to delay or cancel this offering before settlement and delivery of the common stock being offered by the Company.

Recent Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents and registration requirements for China resident shareholders owning shares in offshore companies as well as registration requirements of employee stock ownership plans or share option plans may subject the Company’s China resident shareholders to personal liability and limit its ability to acquire Chinese companies or to inject capital into its operating subsidiaries in China, limit its subsidiaries’ ability to distribute profits to the Company, or otherwise materially and adversely affect the Company.

The State Administration of Foreign Exchange (“SAFE”) issued a public notice in October 2005 (“Circular 75”), requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident who is the shareholder of an offshore special purpose company is required to amend his or her SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. To further clarify the implementation of Circular 75, the SAFE issued Circular 124 and Circular 106 on November 24, 2005 and May 29, 2007, respectively. Under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions. The Company’s PRC resident beneficial owners, including our Chairman, have not registered with the local SAFE branch as required under SAFE regulations. The failure or inability of these PRC resident beneficial owners to comply with the applicable SAFE registration requirements may subject these beneficial owners or us to fines, legal sanctions and restrictions described above.

On March 28, 2007, SAFE released detailed registration procedures for employee stock ownership plans or share option plans to be established by overseas listed companies and for individual plan participants. Any failure to comply with the relevant registration procedures may affect the effectiveness of the Company’s employee stock ownership plans or share option plans and subject the plan participants, the companies offering the plans or the relevant intermediaries, as the case may be, to penalties under PRC foreign exchange regime.

These penalties may subject the Company to fines and legal sanctions, prevent the Company from being able to make distributions or pay dividends, as a result of which the Company’s business operations and its ability to distribute profits could be materially and adversely affected.

The Company’s PRC Subsidiaries have taken the position that they do not have to contribute to a statutory housing fund for its employees and if that position turns out to be wrong, they may face penalties imposed by the PRC government.

PRC laws require that employers contribute to a statutory housing fund for all their employees that hold urban resident status and that employees contribute equal amounts to the same housing fund. Failure to do so may trigger penalties imposed by the competent government authorities in addition to making up the deficiencies within a time limit prescribed by the PRC government. The Company’s PRC Subsidiaries believe they do not have to pay statutory housing fund for their employees because of their exempt status. However, if that belief turns out to be wrong, they may face penalties imposed by the PRC government for their noncompliance.

The Company’s PRC Subsidiaries may be exposed to penalties by the PRC government due to noncompliance with taxation, land use and construction administration, environmental and employment rules.

While the Company believes its PRC Subsidiaries have been in compliance with PRC taxation, land use and construction administration, environmental and employment rules during their operations in China, the Company has not obtained letters from the competent PRC government authorities confirming such compliance, except a letter from the relevant environmental authority confirming Winder’s compliance in discharge of wastes in the recent two years. If any competent PRC government authority takes the position that there is noncompliance with the taxation, land use and construction administration, environmental or employment rules by any of the Company’s PRC Subsidiaries, they may be exposed to penalties by such PRC government authority, in which case the operation of the Company’s PRC Subsidiaries in question may be adversely affected.

We must comply with the Foreign Corrupt Practices Act.

We are required to comply with the United States Foreign Corrupt Practices Act, which prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some of our competitors, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in mainland China. If our competitors engage in these practices, they may receive preferential treatment from personnel of some companies, giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new licenses, which would put us at a disadvantage. Although we inform our personnel that such practices are illegal, we can not assure you that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties.

We operate in the PRC through our Wholly Foreign Owned Enterprise (“WFOE”) status initially approved by the local office of the PRC Ministry of Commerce (“MOFCOM’s Local Counterpart”). However, we cannot warrant that such approval procedures have been completely satisfied due to a number of reasons, including changes in laws and government interpretations. If we lose our WFOE status for any reason, our business in China may be negatively impacted.

Our operating entities in the PRC have received initial approval from MOFCOM’s Local Counterpart as WFOEs and there may be conditions subsequent to complete and maintain such status. We believe we have satisfied the approval procedures of MOFCOM’s Local Counterpart for having obtained such status. However, the approval procedures of MOFCOM’s Local Counterpart or interpretations of its approval procedures may be different from our understanding or may change. As a result, if we lose our WFOE status for any reason, there may be a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares.

Risks Related to this Offering and Ownership of Our Securities

The market price for our common stock has been and may be volatile; the price at which we offer our common stock may differ from the market price of our common stock.

The trading price of our common stock has and may continue to fluctuate widely in response to various factors, some of which are beyond our control. These factors include, in addition to the risk factors set forth in this prospectus supplement and the risk factors incorporated by reference herein, our quarterly operating results or the operating results of other companies in our industry, announcements by us or our competitors of acquisitions, new products, product improvements, commercial relationships, intellectual property, legal, regulatory or other business developments and changes in financial estimates or recommendations by stock market analysts regarding us or our competitors. In addition, the stock market in general, and the market for companies based in China in particular, has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated or disproportionate to their operating performance. These broad market fluctuations may materially affect our stock price, regardless of our operating results. Further, the market for our common stock is limited and we cannot assure you that a larger market will ever be developed or maintained. We cannot predict the effect that this offering listing will have on the volume or trading price of our common stock. We cannot provide assurance that the market price of our common stock will not fall below the public offering price or that, following the offering, a stockholder will be able to sell shares acquired in this offering at a price equal to or greater than the offering price. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, these factors may make it more difficult or impossible for you to sell our common stock for a positive return on your investment.

Moreover, the market price for our common stock has risen significantly since September 2009. For example, between September 21, 2009 and November 23, 2009, the closing price of our common stock increased from $6.25 to $16.13, during which period the average daily trading volume of our common stock was 137,388 shares. As the price for an offering of our common stock will be influenced by many factors, including those affecting the trading price of our common stock referenced in the preceding paragraph, as well as the limited trading volume of our common stock, we can make no assurances regarding the price at which we will offer our shares of common stock in this offering. Such offering price may be at a discount to the trading price of our common stock prior to this offering, which discount could be significant.

Our quarterly results may be volatile.

Our operating results have varied on a quarterly basis during our operating history and are likely to fluctuate significantly in the future. Many factors, including the risk factors incorporated by reference herein, could cause our revenues and operating results to vary significantly in the future. Many of these factors are outside of our control. Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of one quarter as an indication of our future performance. If our results of operations in any quarter do not meet analysts’ expectations, our stock price could materially decrease.

Future sales of shares of our common stock by our stockholders could cause our stock price to decline.

Future sales of shares of our common stock could adversely affect the prevailing market price of our stock. If our significant stockholders sell a large number of shares, or if we issue a large number of shares, the market price of our stock could significantly decline. Moreover, the perception in the public market that stockholders might sell shares of our stock could depress the market for our shares. On November 4, 2009, our S-3 shelf registration statement was declared effective. As part of the common stock registered by us, 4,200,000 shares were registered by selling stockholders who purchased common stock and warrants in a private placement qualifying under an exemption from registration under Regulation S promulgated by the Securities and Exchange Commission. The selling stockholders have entered into 90-day lockup agreements, which expire on February 1, 2010. After the lockups expire, the selling stockholders may sell their common stock or common stock underlying the warrants at any time.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The assumed public offering price will be substantially higher than the net tangible book value per share of our outstanding shares of common stock. As a result, investors purchasing shares of our common stock in this offering will incur immediate dilution of $             per share, based on the public offering price of $             per share and our tangible net book value per share as of September 30, 2009. Investors purchasing shares of our common stock in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities.

We may issue additional shares of our capital stock or debt securities to raise capital or complete acquisitions, which would reduce the equity interest of our stockholders.

Our articles of incorporation authorize the issuance of up to 75,000,000 shares of common stock, par value $.001 per share. There were approximately 49,332,592 authorized and unissued shares of our common stock which have not been reserved and are available for future issuance as of November 20, 2009. Although we have no commitments as of this date to issue our securities in connection with an acquisition, we may issue a substantial number of additional shares of our common stock, to complete a business combination or to raise capital. The issuance of additional shares of our common stock:

•	may significantly reduce the equity interest of our existing stockholders; and

•	may adversely affect prevailing market prices for our common stock.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

Capital outflow policies in China may hamper our ability to declare and pay dividends to our shareholders.

China has adopted currency and capital transfer regulations. These regulations may require us to comply with complex regulations for the movement of capital. Although our management believes that we will be in compliance with these regulations, should these regulations or the interpretation of them by courts or regulatory agencies change, we may not be able to pay dividends to our shareholders outside of China. In addition, under current Chinese law, we must retain a reserve equal to 10% of net income after taxes, not to exceed 50% of registered capital. Accordingly, this reserve will not be available to be distributed as dividends to our shareholders. We presently do not intend to pay dividends in the foreseeable future. Our management intends to follow a policy of retaining all of our earnings to finance the development and execution of our strategy and the expansion of our business.

Our management has broad discretion as to the use of the net proceeds from this offering and may allocate the net proceeds of this offering in ways that you or other stockholders may not approve.

We have not determined the specific amounts we plan to spend on any of the uses described in “Use of Proceeds” or the timing of these expenditures. Failure by our management to apply these funds effectively could adversely affect our ability to maintain and expand our business. In the event management does not apply these funds effectively, your investment in our common stock may not result in a favorable return.

Our principal stockholder has the ability to exert significant control in matters requiring a stockholder vote and could delay, deter or prevent a change of control in our company.

As of September 30, 2009, Mr. Ying He, our Chairman, Chief Executive Officer and President and our largest stockholder, beneficially owned more than 28.4% of our outstanding shares. Following completion of this offering, Mr. Ying He will beneficially own approximately 23.3% of our outstanding shares (22.7% if the underwriters’ over-allotment option is exercised in full). Mr. Ying He possesses significant influence over us, giving him the ability, among other things, to effectively control the election of all or a majority of the Board of Directors and to approve significant corporate transactions. Such stock ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company. Without the consent of Mr. Ying He, we could be prevented from entering into potentially beneficial transactions if they conflict with our major stockholder’s interests. The interests of this stockholder may differ from the interests of our other stockholders.

We have provisions in our articles of incorporation and bylaws that substantially eliminate the personal liability of members of our board of directors and our officers for violations of their fiduciary duty of care as a director or officer and that allow us to indemnify our officers and directors. This could make it very difficult for you to bring any legal actions against our directors or officers for such violations or could require us to pay any amounts incurred by our directors or officers in any such actions.

Pursuant to our articles of incorporation, members of our board of directors and our officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances. This means that you may be unable to prevail in a legal action against our directors or officers even if you believe they have breached their fiduciary duty of care. In addition, our bylaws allow us to indemnify our directors and officers from and against any and all costs, charges and expenses resulting from their acting in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay.

Taxation

We will not obtain an opinion of legal counsel regarding the United States income tax consequences of an investment in our securities.

We will not obtain an opinion of counsel regarding the U.S. income tax consequences of investing in our securities including whether we will be treated as a company for U.S. income tax purposes. Recent changes in tax laws have not, as yet, been the subject of administrative or judicial scrutiny or interpretation. Moreover, there is no assurance that future legislation may not further affect the tax consequences of an investment in our securities. INVESTORS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE POSSIBLE U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF INVESTING IN OUR SECURITIES.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

On May 16, 2007, our common stock became eligible for quotation on the OTCBB under the symbol “TGEV.” No trades of our common stock occurred through the facilities of the OTC Bulletin Board until September 9, 2008. Our common stock became eligible for quotation on the OTC Bulletin Board on September 5, 2008 under the symbol of “DCPI” and as of April 23, 2009 began trading under the symbol of “DCPD.” The following table sets forth the range of the high and low sales prices of our common stock for each quarter (or portion thereof) beginning on September 5, 2008 and ending on September 30, 2009 as reported by the OTC Bulletin Board for the period beginning on September 5, 2008 to July 16, 2009 and as reported on the NASDAQ Stock Market from July 17, 2009 to October 21, 2009 on the NASDAQ Global Market thereafter.

	High	Low
Third Quarter 2008 (September 5, 2008–September 30, 2008)	$4.60	$0.31
Fourth Quarter 2008 (through December 31, 2008)	$4.60	$0.46
First Quarter 2009 (through March 31, 2009)	$2.30	$0.46
Second Quarter 2009 (through June 30, 2009)	$4.30	$1.84
Third Quarter 2009 (through September 30, 2009)	$9.37	$3.90

On July 17, 2009, our common stock commenced trading on the NASDAQ Stock Market under the symbol “DEER” and was subsequently listed on the NASDAQ Global Market on October 22, 2009. The high and low sales prices of our common stock from July 17, 2009 through October 22, 2009 were $15.00 and $5.09, respectively. On November 23, 2009, the closing sales price of our common stock was $16.13.

As of November 20, 2009, there were 35 shareholders of record of our common stock. Since some of our shares of common stock are held in street or nominee name, it is believed that there are a substantial number of additional beneficial owners of our common stock.

Dividend Policy

We have not paid and do not expect to declare or pay any cash dividends on our common stock in the foreseeable future, and we currently intend to retain future earnings, if any, to finance the expansion of our business. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $            million from the sale of 5,500,000 shares of our common stock in this offering, or $             million if the underwriters exercise their over-allotment option in full, based on a public offering price of $             per share after deducting the estimated expenses and consulting and advisory fees related to this offering and the underwriting discounts and commissions payable by us.

We intend to use the net proceeds from these sales for general corporate purposes including the expansion of our product offerings in China, expanding Chinese domestic market sales, and to meet working capital needs. The amounts and timing of the expenditures will depend on numerous factors, such as growth in our markets, technological advances and the competitive environment for our products.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2009:

•	on an actual basis; and

•

on an as-adjusted basis to reflect the receipt of the estimated net proceeds from our sale of 5,500,000 shares of common stock in this offering, based on the closing price of $             per share on                             , and after deducting underwriting commissions, consulting and advisory fees and estimated offering expenses paid or payable by us.

This table should be read in conjunction with our financial statements and the related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2009
	Actual	As Adjusted
Liabilities(1):
Note payable—back acceptance	$4,881,576
Loans payable	733,500

	$5,615,076
Stockholders’ equity:
Common stock, $0.001 par value, 75,000,000 shares authorized, 25,576,094 shares issued and outstanding at September 30, 2009, and shares issued and outstanding on an as-adjusted basis at September 30, 2009(1)(2)	$25,576
Additional paid-in capital	24,809,942
Development and statutory reserves	2,578,084
Accumulated foreign currency translation adjustment	2,340,270
Retained earnings	7,499,311

Total stockholders’ equity	$37,253,183

Total capitalization	$42,868,259

(1) The number of shares of common stock shown in the preceding table to be outstanding after this offering is based on 25,576,094 shares outstanding as of September 30, 2009, which excludes 1,914,772 shares of our common stock issuable upon exercise of warrants outstanding as of September 30, 2009. The warrants are immediately exercisable, expire on the third anniversary of their issuance and entitle their holders to purchase up to 1,914,772 shares of our common stock of which warrants to purchase 714,772 shares of our common stock have an exercise price of $1.73 per share, and warrants to purchase 1,200,000 shares of our common stock have an exercise price of $5.00 per share.

(2) On November 6, 2009, the Company adopted the 2009 Equity Incentive Plan, which provides that an aggregate of 500,000 shares of our common stock are reserved for issuance.

SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated statement of financial data for the two years ended December 31, 2008 and 2007 is derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference herein. The following summary of unaudited condensed consolidated statement of income data for the nine months ended September 30, 2009 and 2008 and unaudited condensed consolidated balance sheet data as of September 30, 2009 is derived from our unaudited interim condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009, which is incorporated by reference herein. In the opinion of management, our unaudited condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, that management considers necessary for a fair presentation of the financial position and the results of operations for these periods. Historical financial information may not be indicative of our future performance and the results for the nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the full fiscal year. This information should be read in conjunction with our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as amended, and our quarterly report on Form 10-Q for the quarter ended September 30, 2009, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes appearing in each of those reports.

	Nine Months September 30,		Years Ended December 31,
	2009	2008	2008	2007
	(unaudited)
Consolidated Statement of Income Data:
Revenue	$48,723,758	$32,045,142	$43,784,935	$33,476,259
Cost of Revenue	37,403,300	24,550,251	34,125,019	26,249,009

Gross profit	11,320,458	7,494,891	9,659,916	7,227,250
Operating expenses
Selling expenses	1,871,266	1,882,130	2,854,946	1,518,482
General and administrative expenses	1,607,560	2,182,969	2,566,634	1,788,025

Total operating expenses	3,478,826	4,065,099	5,421,580	3,306,507

Income from operations	7,841,632	3,429,792	4,238,336	3,920,743
Non-operating income (expense):
Financing costs	(156,543)	(48,361)	(247,901)	(194)
Interest income	66,354	8,548	13,870	18,524
Interest expense	(118,984)	(206,474)	(310,762)	(114,361)
Other income (expense)	4,998	74,523	40,216	64,698
Realized loss on trading securities	—	(34,684)	(34,873)	—
Unrealized gain on trading securities	—	—	—	57,043
Foreign exchange gain	207,958	876,436	959,943	90,707
Total non-operating income (expense)	3,783	669,988	420,493	116,417
Income before income tax	7,845,415	4,099,780	4,658,829	4,037,160
Income tax	1,350,892	1,165,020	1,302,045	615,568

Net income	$6,494,523	$2,934,760	$3,356,784	$3,421,592
Other comprehensive income
Foreign currency translation gain (loss)	(5,428)	2,305,404	1,041,966	822,146

Comprehensive Income	$6,489,095	$5,240,164	$4,398,750	$4,243,738

Weighted average shares outstanding—basic	21,462,056	16,087,045	16,985,587	15,695,706

Weighted average shares outstanding—diluted	21,908,490	16,087,045	16,985,587	15,695,706

Earnings per share—basic	$0.30	$0.18	$0.20	$0.22

Earnings per share—diluted	$0.30	$0.18	$0.20	$0.22

	As of September 30, 2009	As of December 31, 2008
Consolidated Balance Sheet Data:
Cash & cash equivalents	$17,833,183	$2,782,026
Total assets	60,233,776	37,730,068

Total liabilities	22,980,593	22,452,475

Total stockholders’ equity	37,253,183	15,277,593

BUSINESS

General

We are a leading Chinese designer, manufacturer and seller of quality small home and kitchen electric appliances. We develop, promote, manufacture and sell a broad range of stylish, safe and easy to use products including blenders, juicers and soy milk makers that are designed to make today’s lifestyles simpler and healthier. Our products are sold both in the China domestic market and to export markets. In the China domestic market, our products target China’s growing middle-class and are sold primarily under the Deer brand name ( ) as well as under one store brand for a retailer’s private label programs. In the export market, we manufacture our products for leading overseas consumer products companies who sell them under brand names including Black & Decker® and Betty Crocker Kitchens, as well as store brands for retailer’s private label programs.

Historically, we have served as an ODM and an OEM for leading international consumer product companies. For the nine months ended September 30, 2009, 90% of our total revenue was from the export market, with North America and Europe accounting for approximately 50% of our revenue during such period. Since inception, we have focused on establishing and growing relationships with our leading international customer base including Focus Electrics Group, which offers Back to Basics and West Bend products, Applica Incorporated, which offers Black & Decker® products, and Sattar. Our experience in the export business has also enabled us to develop the scale, manufacturing efficiencies and design expertise that serves as the foundation for us to aggressively pursue the highly-attractive domestic market opportunity.

While we have traditionally generated the majority of our sales in the export market, urbanization, rising family incomes and increased living standards have spurred demand for small appliances in China. In order to capture this market opportunity, the Deer brand ( ) of appliances was introduced to the domestic market in April 2008. We believe that the Deer brand ( ) will grow significantly as the domestic demand for our products increases in China with increased living standards. In addition to expanding our footprint in China, we are also expanding into emerging growth markets in South America, Asia, Africa, and the Middle East. In 2008 and during the nine months ended September 30, 2009, we sold our products to customers and distributors and our products are found worldwide.

We believe Deer is positioned to become a leading brand in China’s rapidly growing small home and kitchen electric appliance sector and will continue to be a leading international ODM and OEM. Despite the global recession in 2008 and 2009, we believe that we were able to maintain our revenue growth in 2009 because of our ability to deliver products on time, the quality reputation of our OEM and ODM products, our excellent relationships with our large customers, and our aggressive expansion in China, South America, Asia, Africa and the Middle East.

We were incorporated in Nevada on July 8, 2006 under the name of Tag Events Corp as a musical event organization and promotion company with minimal operations. On September 3, 2008 we changed our name to Deer Consumer Products, Inc. and entered into and consummated a series of agreements which resulted in the acquisition of all of the ordinary shares of Deer International Group Ltd, a corporation organized under the laws of the British Virgin Islands (“Deer International”) parent of its wholly-owned subsidiary, Winder, which is a WFOE and responsible for research, production and delivery of goods, and Delta International Limited (“Delta”), which has transferred all of its material former operations to Winder.

The acquisition of Deer’s ordinary shares was accomplished pursuant to the terms of a Share Exchange Agreement and Plan of Reorganization, dated September 3, 2008 (the “Share Exchange Agreement”), by and between Deer International and the Company. Pursuant to the Share Exchange Agreement, we acquired from Deer 50,000 ordinary shares, consisting of all of its issued and outstanding capital stock, in exchange for the issuance of an aggregate of 18,050,000 shares (15,695,706 after giving effect to stock splits) of our common stock to the shareholders of Deer International (the “Share Exchange”). Concurrently with the closing of the transactions contemplated by the Share Exchange Agreement and as a condition thereof, we entered into an agreement with Crescent Liu, our former Director and Chief Executive Officer, pursuant to which he returned 5,950,000 shares (5,173,914 shares after giving effect to stock splits) of our common stock to us for cancellation. Mr. Liu was not compensated in any way for the cancellation of his shares of our common stock. Upon completion of the foregoing transactions, we had an aggregate of 22,600,000 (19,652,226 shares after giving effect to stock splits) shares of common stock issued and outstanding.

Our principal offices are located at Area 2, 1/F, Building M-6, Central High-Tech Industrial Park, Nanshan, Shenzhen, China 518057. Our telephone number is +(86) 755-8602-8285.

Products

We manufacture small home and kitchen electric appliances for the consumer market in China and for export markets. Our largest selling products are blenders and juice extractors which respectively accounted for 69.7% and 21.7%, respectively, of revenue in 2008, and approximately 49% and 21%, respectively, of sales during the nine months ended September 30, 2009. Our other products include soymilk makers, food processors, popcorn makers, meat grinders, coffee machines and hot water kettles. We also plan to expand our product line into other growing appliance segments specific to different regions such as humidifiers and dehumidifiers. Over the last eight years, our product portfolio has included over 189 different product varieties.

We offer ODM, OEM and OBM products:

•

We design and manufacture ODM products which are sold to customers. These products accounted for 75% and 85%, for 2008 and during nine months ended September 30, 2009, of our total export market revenue, respectively. These products are primarily sold to large, international overseas consumer products companies who sell them under brand names such as Black & Decker®. We provide our ODM customers with a research, design and development solution to address their home and kitchen electronic appliance needs. Our research and development team can work alone or in tandem with a customer’s product design group to create new designs. We own all the tooling and own or have an exclusive perpetual license to use all of the intellectual property and designs for our ODM products. Because of our design and development solution, our rights to use the product design, and ownership of the tooling, customers that purchase ODM products tend to be less likely to switch suppliers relative to customers that purchase OEM products. Most of our top ten customers are ODM customers and we have on-going dialogue with them regarding potential new products. Most customers pay for the tooling and thus are financially incentivized to continue to buy the products from us.

•	OEM products are outsourced by electrical appliance manufacturers to our Company. We produce appliances for these clients based on their custom specifications and designs.

•

OBM products are designed, manufactured and sold by our Company under the Deer brand name ( ). As of September 30, 2009, these products are sold primarily through agents to domestic Chinese retailers for sale in China.

Our products have obtained the requisite safety approvals for sale in export markets including ETL (European Union), GS (Germany), UL/CUL (North America) and CB (International). Management believes that domestically, our products retail for significantly less than the price of imports of comparable quality and at slight discount to the products of other domestic brands. We offer an extensive array of products with varying sizes, functionality, price points and applications. This strategy enables us to reach a broad range of customers with our products in both the China domestic market and export market.

Industry Overview

Unless otherwise stated, the following industry data has been referenced from CCID Consulting’s 2007-2008 and 2008-2009 Annual Report of China’s Small Electrical Appliances Market.

The global household small electrical appliance market generated approximately $85.9 billion in retail sales in 2008, representing an increase of approximately 10% from 2007. China is the largest global manufacturer of small household electrical appliances in the world, producing 1.63 billion units in 2008, of which exports accounted for 74.3% of those sales, as many Chinese manufacturers of small electronic appliances sell their products to global consumer products companies with access to consumers living in the U.S. and Europe. Small electrical appliances are classified into three sectors: (i) kitchen, which includes blenders, juicers, microwave ovens, coffee makers and rice cookers; (ii) living, which includes electric fans, humidifiers, electric heaters, vacuums; and (iii) personal care, which includes hairdryers, electric shavers and massagers. Our products primarily fall into the kitchen sector. Average gross profit margins for small household electrical appliances are approximately 30%, which are higher than that of traditional home appliances such as televisions and air conditioners which have gross margins of 5-6%. Current export and domestic market highlights for small household electrical appliances are described below:

Export Market

In North America, Europe, and other developed regions, sales growth in the appliance industry maintains a steady but slow growth rate with most sales dependent on replacements and new product introduction. We believe that the Company’s revenues derived from the overseas export of small electronic appliances have increased mainly due to buyers becoming increasingly conscious about obtaining supplies from quality manufacturers who are well capitalized following the financial crisis. Sales have also increased due to our increased marketing efforts and sales to growing export markets. In the first nine months of 2009, we have experienced significant growth in North America, Europe, South America, Asia, and the Middle East.

China Domestic Market

In 2008, China accounted for approximately 17% of global small household electrical appliance sales, or $13.3 billion. Of the small household electrical appliance sales, kitchen products account for 79% of consumption, as shown below:

Small Electrical Appliances Consumption in China (2006-2008):

($ in billions)	Kitchen		Living		Personal Care		Total
Year	Sales	Growth(%)	Sales	Growth(%)	Sales	Growth(%)	Sales	Growth(%)
2006	$9.14		$1.50		$1.05		$11.69
2007	10.46	14.4%	1.69	13.0%	1.16	10.8%	13.31	13.9%
2008	12.40	18.5%	1.99	17.7%	1.34	15.5%	15.74	18.4%

Small electrical appliance demand in China grew approximately 14% between 2007 and 2008 to $15.7 billion, and grew at a 16.5% CAGR between 2006 and 2008, faster than other export markets. The kitchen sector is the largest and fastest growing segment of the small appliance market in China, representing $12.4 billion in sales and 18.5% growth in 2008. According to The Information of GuangDong Household Appliance, Q3 2007, the average household in China owns five small electrical appliances, which is far less than an average household in a developed country which owns 20-30 electrical appliances, highlighting the vast potential of the market in China. According to the Hong Kong Trade Development Council, “Big Market for Small Electrical Appliances in Mainland China,” July 28, 2006, the main consumers of kitchen appliances in China are young couples aged 18 to 40 years old with overall buyers being relatively young. The expansion of China’s market is due, in part, to the country’s rapid economic growth. According to the National Bureau of Statistics of China, China’s real gross domestic product, or GDP, grew by 11.1%, 11.4% and 9.0% in 2006, 2007 and 2008, respectively and 7.7% in the nine months ended September 30, 2009. China has a large population including a rapidly expanding middle-class and younger, urban consumer bases which offer a large pool of potential consumers. Economic growth in China has led to greater levels of personal disposable income and increased spending among China’s expanding middle-class consumer base.

Production

We operate 13 tooling houses, 136 injection molding machines, 18 production lines and possess an estimated annual production capacity of 14 million units. As part of our manufacturing best practices, as well as our contribution to environmental improvement, our manufacturing department recycles and reuses plastic scraps, defects, waste, and quality rejects to be reused as raw materials. At current manufacturing levels approximately 30 tons of our waste is recycled and reused in our manufacturing monthly. Our manufacturing capacity is fully-integrated, with in-house capabilities to produce everything from internal components, including electrical motors, to exterior components, to final assembly. Our facilities are largely automated, which ensures consistent product quality and helps to lower our labor costs. We believe that our vertically-integrated and automated manufacturing capabilities provide us with a competitive advantage as it enables us to consistently produce low-cost, high-quality products for our customers, while contributing to our ability to generate attractive gross margins. We believe our in-house production of motors gives us a significant cost advantage over our competitors.

We have implemented a cost control program that continues to improve productivity by automating or consolidating manual assembly operations while increasing workflow safety, quality, and efficiency. In order to determine which components can be produced by us at lowest cost, we evaluate third-party suppliers of components or of products from time to time. Based on our research, we determine if components used in our products would be more efficiently produced at our facilities or outsourced to a third party. As of September 30, 2009, less than 5% of our sales were manufactured by third party suppliers. To date, all our production agreements with third-party manufacturers are short-term in nature.

Sales and Marketing

During 2009, Deer has:

•	Attended international trade shows to gain new customers and display our product innovations;

•	Increased sales and distribution of popcorn makers and espresso coffee makers to international customers; and

•	Continued its marketing program in emerging markets such as the South America, Asia, Africa and the Middle East.

As of September 30, 2009, our sales and marketing department consisted of 103 employees primarily dedicated to increasing Deer’s brand awareness among the Chinese consumer. The target customer in the domestic China market is a middle-class urban consumer whose socio-economic conditions are improving along with China’s growing GDP and whose disposable income is improving in-line with the quality of life. The sales team plans to achieve greater brand awareness by expanding Deer’s product distribution across the major regions of China and by establishing new sales channels with local, national and online retailers and distributors.

Deer has been actively expanding its sales channels into the hospitality, restaurant and commercial channels. Deer provides heavy duty commercial blenders and juicers to bars, hotels, restaurants, and coffee houses for preparing drink concoctions and smoothies. In addition, Deer also provides small appliances such as hot water kettles that are used in hotel guest rooms. Deer’s products have also been used by major appliance retailers as a complimentary gift for customers who buy large ticket items. China’s postal offices offer reward point systems that allow their customers to redeem their points for Deer’s products. Deer will continue to expand in these sales channels in 2010. We also expect that sales of our products over popular Chinese web portals such as Taobao.com and HC360.com will continue to grow in 2010. According to Taobao.com, our small home and kitchen electric appliances were among the fastest growing brands purchased on its website in 2008 and the first half of 2009.

We own or have user rights to 11 registered brand names in the China domestic market including Deer ( ), Kyowa, D&R, Blendermate, K-tec, Blendtec, NOWAKE, winder, MJ-176NR, Bartec’ and aiders. We currently primarily sell our products to the China domestic market under the Deer brand ( ). Utilizing these brands, we hope to increase domestic China sales and further transition from an ODM manufacturer to a branded domestic manufacturer.

We have set our 2010 marketing strategy on four goals:

•	Aggressively expand our product sales in the domestic Chinese market by entering large retail appliance chains and department stores;

•	Continue to expand our ODM and OEM export business and export Deer branded products overseas;

•	Pursue deeper penetration and development of our customer base in the emerging South America, Southeast Asia, Africa and Middle East markets; and

•	Continue expansion of sales of the Deer brand ( ) of small kitchen electric appliances over the Internet in the China domestic market.

Suppliers

Our major raw material purchases include petroleum-based resins and chemicals such as AS, ABS, and silicon steel sheets. Currently, around 20% of raw materials are imported, with the majority sourced domestically in China through various local suppliers using cost and availability selection criteria. More than half of domestic materials can be purchased within the Pearl River Delta region near our production facilities.

We seek to maintain two or more quality suppliers for each type of raw material purchased. By maintaining relationships with more than one supplier, we benefit from a more stable supply chain and more competitive prices. We hold our suppliers to strict quality and delivery specifications.

We do not maintain fixed supply contracts. Components and raw materials are ordered when needed to meet production needs. If a change of suppliers is necessary, we estimate we can quickly fulfill supplies from another source without impacting production. Strategic materials are purchased from several suppliers. There are no sole source suppliers. We are backward-integrated and depend on suppliers mainly for raw materials. We produce most of our product components in-house and recently began manufacturing our own micro-motors, a key component used in our blenders and juicers, further reducing our reliance on outside suppliers.

Customers

In 2008 and for the nine months ended September 30, 2009, sales to customers outside of China accounted for 95% and 90%, respectively, of total sales. We sell our products to consumer product companies who in turn offer products worldwide under numerous high-quality brand names such as Black & Decker®, Disney and Betty Crocker Kitchens. Our largest customer accounted for approximately 19% of revenues during 2008 and 20% of revenues for the nine months ended September 30, 2009. Our top 10 customers accounted for 51% of revenues in 2008 and 56% of revenues for the nine months ended September 30, 2009.

Export Market

In the export market we primarily serve as an ODM for large overseas appliance brands with sales made both directly and indirectly to the consumer product companies. We believe that most international ODM and OEM customers are looking for high-quality and stylish products from a reliable manufacturer who can meet their specifications in the time and at their price points. Since inception, we have focused on establishing stable and positive customer relationships and have developed a loyal and strong customer base with foreign export clients such as Focus Electrics Group, which offers Back to Basics and West Bend products, Applica Incorporated, which offers Black & Decker® products, and Sattar. Although we generally do not enter into fixed agreements as to sales quantities on a monthly or annual basis, our customers generally provide us with their annual sales forecast, often with a specific monthly breakdown. These forecasts allow us to better plan for our raw material and labor needs in the upcoming year to meet our customers’ requirements. While this is not a fixed contract, the arrangement benefits our customers by establishing a source of appliances for their retail consumers and provides us with a good indication of demand for our products. In the past, their forecasts have been consistent with their purchases in the following year. We believe that the majority of our customers view us as strategic long term suppliers and value the quality of our products, our timely delivery, and sophisticated design capabilities.

China Domestic Market

In the China domestic market, we believe that retail consumers seek quality, convenience, and price. The Company is currently negotiating agreements with major retailers in China to sell our products in over 1,000 stores. The agreements will provide a forecast for the quantity and product type to enable Deer to better plan for the necessary raw material and labor requirements in the upcoming year. We sell our products to the retail stores through agents as we do not operate distribution centers in China. Agents buy our products and hold the inventory for various retail locations, serving as an intermediary between us and the store.

Intellectual Property

Patent Rights

We and our subsidiaries have historically licensed the right to use patents from various parties, including from our Chairman, Mr. Ying He, his brother, Mr. Famin He, Shenzhen De Mei Long Electric Appliances Co., Ltd. and Shenzhen Kafu Industrial Co., Ltd. In December 2008, we entered into transfer agreements that intended to transfer the ownership of patents and trademarks used by the Company from its Chairman, Mr. Ying He, his brother, Mr. Famin He, Shenzhen De Mei Long Electric Appliances Co., Ltd. and Shenzhen Kafu Industrial Co., Ltd., to Winder. Winder has entered into a supplemental agreement to these transfer agreements to clarify that a license of the use of the patents and trademarks to Winder has and will continue on a perpetual, exclusive, world-wide and royalty-free basis which may not be cancelled by the licensor or grantor until the registration of the ownership transfers of the patents and trademarks becomes effective.

Trademark Rights

All trademarks which we own or use are registered with the China Trademark Office under the State Administration for Industry & Commerce of the PRC.

Research and Development

To maintain our competitive edge, we consistently invest in research and development to keep pace with new technologies and improve efficiencies in design and cost. We have a team of 47 research and development and technical employees that continuously improve our products and enable us to compete with our rivals. In 2007 and 2008, we spent $1,536,000 and $585,000, respectively, on research and development. While we have no formal written alliances, we work with several household electric associations who consult for us intermittently.

Governmental and Environmental Regulation

Our products have obtained the requisite safety approvals to sell in export markets allowing us to label products with the marks of ETL (European Union) GS (Germany), UL/CUL (North America) and CB (International) as well as obtaining the necessary certifications to sell in the domestic market. Domestic licenses, which we have obtained, are required for both the production and sale of goods.

The business and Company registrations are in compliance in all material respects with the laws and regulations of the municipal and provincial authorities of GuangDong Province and China.

Competition

Export Market

In the export market, we compete against other ODM and OEM manufacturers which are mostly located in China. More recently, we have experienced increased competition from other ODM and OEM manufacturers operating in regions with low labor costs such as Eastern Europe and other Southeast Asian countries. In order to compete effectively we employ the following practices:

•

ODM capabilities—It is less efficient for customers with multiple product lines to maintain in-house research and design capabilities for kitchen appliances. As an ODM, we maintain an engineering staff that researches and designs products to meet the stylistic and functional needs of our customers. Our ODM capabilities are highly valued by our customers;

•	Experience—We design quality and stylish products on a timely basis. We believe our experience and proven performance provide a competitive edge over other manufacturers;

•

Vertical Integration—We produce almost all of the components in-house thus allowing us to capture the profit margin and taxes that we would pay to a supplier if the components were sourced externally. Through vertical integration, we also achieve greater product standardization and we are better able to manage our supply chain; and

•

Customer Service—Our sales managers maintain close contact with customers to be responsive to any special modifications or product needs to best fit their respective markets. In addition, our sales directors often travel to meet with customers during the year.

China Domestic Market

In the China domestic market we face competition from premium-priced foreign brands as well as from other Chinese appliance manufacturers. These include companies such as Midea, Hisense, Galanz, Supor, Elec-Tech and Tsann Kuen (Taiwan) which offer products that are priced comparably with our products.

•

Reputation as a High-Quality Producer—Many Chinese consumers desire appliances that are safe, stylish and priced reasonably. We are known for our extensive ODM production for global consumer product goods companies and Chinese consumers associate the Deer brand ( ) with the same safety and style as these foreign brands at a better price.

•	Varied Product Menu—We offer products with varying size, functionality, price points and applications to reach a broad customer base.

•

Experience—Deer has extensive experience designing and manufacturing blender and juicer products. Many of the domestic brands outsource the design and manufacturing to small domestic factories with limited experience in designing and manufacturing blender and juicer products.

•

Limitation of Foreign Brands—Many foreign brands with design capabilities typically retail at significantly higher prices than Deer’s products. On the other hand, foreign brands without design capabilities do not own the rights to the designs and hence can not sell their products in China.

Seasonality

Deer typically experiences stronger third and fourth calendar quarters due to seasonality generally caused by national holidays in the U.S. and European markets.

Employees

As of November 1, 2009, the Company had approximately 1,900 employees consisting of part-time and full-time employees.

We believe we maintain strong ties with our employees and retention has been stable. Employee contracts adhere to both State and Provincial employment regulations and all social security regulations. The Company does not have collective bargaining agreements with its employees.

We enter into standard labor contracts as required by the PRC government.

Salary Policy

Generally, Deer employees’ salaries are classified into five categories: hourly, piecework, length of service, overtime including holiday pay, and awards. Awards include production awards, marketing awards and annual bonuses.

2009 Equity Incentive Plan

On November 6, 2009, the Company’s stockholders approved the 2009 Equity Incentive Plan authorizing the issuance of up to 500,000 shares of our common stock. As of the date of this prospectus, no grants have been issued under this plan. The Company can grant awards under the Plan to employees, officers, and directors of Deer under the guidelines set forth in the Plan.

Benefits

Deer provides its employees with all social insurance required by state and local laws, living quarters, transportation for employees Monday through Friday to and from nearby suburbs, and accidental injury insurance.

Legal Proceedings

Deer may occasionally become involved in various lawsuits and legal proceedings, arising in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may have an adverse affect on our business, financial conditions, or operating results. Deer is currently not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse affect on our business, financial condition or operating results.

Advisory Fees

We have agreed to compensate Advantage Consultants Limited, a British Virgin Islands limited company, a consulting fee of approximately $             million (approximately $             million if the over-allotment option is exercised), which includes reimbursement of its direct out-of-pocket expenses for its advisory services to the Company. Advantage Consultants Limited is not a member of FINRA and is not affiliated or associated with a FINRA member.

UNDERWRITING

We have entered into an underwriting agreement with William Blair & Company, L.L.C., as the representative of several underwriters including BMO Capital Markets Corp. with respect to the shares subject to this offering. William Blair & Company, L.L.C. and BMO Capital Markets Corp. are acting as Joint Book-Running Managers for this offering. Subject to certain conditions, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us on a best efforts all or none basis, 5,500,000 shares of our common stock as set forth in the following table:

Underwriters	Number of Shares
William Blair & Company, L.L.C.
BMO Capital Markets Corp.

Total	5,500,000

The underwriting agreement provides that the obligation of the underwriters to purchase the shares offered hereby is subject to certain conditions and that the underwriters are obligated to purchase all of the shares of common stock offered hereby if they purchase any of the shares.

If the underwriters sell more shares than the above number, the underwriters have an option for 30 days to purchase up to an additional 825,000 shares from us at the public offering price less the underwriting commissions and discounts to cover these sales.

The underwriters propose to offer to the public the shares of common stock purchased pursuant to the underwriting agreement at the public offering price on the cover page of this prospectus. Pursuant to a requirement by the Financial Industry Regulatory Authority, or FINRA, the maximum discount or commission to be received by any FINRA member or independent broker/dealer generally may not be greater than 8.0% of the gross proceeds received by us from the sale of any securities being registered pursuant to SEC Rule 415. In addition, the underwriters may offer some of the shares to other securities dealers and finders at such price less a concession of $             per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $             per share to other dealers or finders. After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms at various times. In connection with the sale of the shares of common stock to be purchased by the underwriters, the underwriters will be deemed to have received compensation in the form of underwriting commissions and discounts.

We estimate that our total expenses for this offering, excluding the underwriting discounts and commissions and advisory fees will be approximately $             and are payable by us.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions payable by us	$	$	$	$
Non-accountable and accountable expenses payable by us	$	$	$	$

We have agreed not to offer, sell, contract to sell or otherwise issue any shares of our common stock or securities exchangeable or convertible into our common stock, without the prior written consent of William Blair & Company, L.L.C., for a period of 180 days, subject to an 18-day extension under certain circumstances, following the date of this prospectus, subject to certain exceptions. In addition, all of our executive officers, directors and certain of our principal stockholders, and the three selling stockholders whose shares are registered for resale under the prospectus, have entered into lock-up agreements with the underwriters. Under those lock-up agreements, subject to exceptions, those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce to do any of the foregoing, without the prior written consent of William Blair & Company, L.L.C., for a period of 180 days (and in the case of the foregoing three selling stockholders, for a period of 90 days), subject to an 18-day extension under certain circumstances, from the date of this prospectus. This consent may be given at any time without public notice.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or such other indemnified parties may be required to make in respect of any such liabilities.

Our common stock is listed on the NASDAQ Global Market under the symbol “DEER.”

The underwriters and their respective affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us for which services they have received, and may receive in the future, customary fees. Other than the foregoing, neither William Blair & Company, L.L.C. nor BMO Capital Markets Corp. have any material relationship with us or any of our officers, directors or controlling persons, except with respect to the contractual relationship of William Blair & Company, L.L.C. and BMO Capital Markets Corp. with us entered into in connection with this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online.

Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

VALIDITY OF THE SECURITIES

The validity of the shares of common stock offered in this prospectus supplement has been passed upon for us by Holland & Hart LLP, Reno, Nevada. The Newman Law Firm, PLLC, New York, New York, has acted as corporate and securities counsel for the Company and, in connection with this offering, the GuangDong Tuo Jin Law Firm, Shenzhen, China has acted as the PRC counsel for the Company. Winston & Strawn LLP has acted as U.S. counsel for the underwriters in connection with this offering and Jun He Law Offices, Beijing, China, has acted as PRC counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements for the years ended December 31, 2007 and 2008 incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Goldman, Parks, Kurland & Mohidin, L.L.P., an independent certified public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered by this prospectus. This prospectus is part of that registration statement and does not contain all the information included in the registration statement.

For further information with respect to our common stock and us, you should refer to the registration statement, its exhibits and the material incorporated by reference therein. Portions of the exhibits have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts or other documents filed as an exhibit to the registration statement, and these statements are hereby qualified in their entirety by reference to the contract or document.

The registration statement may be inspected and copied at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. and the Regional Offices at the Commission located in the 175 West Jackson Boulevard, Suite 900, Chicago Illinois, and at 3 World Financial Center, Suite 400, New York, New York. Copies of those filings can be obtained from the Commission’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates and may also be obtained from the web site that the Securities and Exchange Commission maintains at http://www.sec.gov. You may also call the Commission at 1-800-SEC-0330 for more information. We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission’s public reference room in Washington, D.C. You can request copies of those documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information that we file with them, which means that we can disclose important information to you by referring you in this section directly to those documents. The information incorporated by reference is considered to be part of the prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents were filed with the SEC pursuant to the Exchange Act and are incorporated by reference and made a part of the prospectus:

•	our Current Report on Form 8-K, dated November 5, 2009, as filed with the SEC on November 5, 2009;

•	our Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2009, as filed with the SEC on November 5, 2009;

•	our Current Report on Form 8-K, dated October 21, 2009, as filed with the SEC on October 21, 2009;

•	our Current Report on Form 8-K, dated September 28, 2009, as filed with the SEC on September 28, 2009;

•	our Current Report on Form 8-K, dated September 21, 2009, as filed with the SEC on September 23, 2009;

•	our Current Report on Form 8-K, dated August 20, 2009, as filed with the SEC on August 21, 2009;

•	our Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2009, as filed with the SEC on August 13, 2009;

•	our Current Report on Form 8-K, dated August 13, 2009, as filed with the SEC on August 13, 2009;

•	our Current Report on Form 8-K, dated July 16, 2009, as filed with the SEC on July 16, 2009;

•	our Current Report on Form 8-K, dated May 26, 2009, as filed with the SEC on May 26, 2009;

•	our Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2009, as filed with the SEC on May 15, 2009;

•	our Current Report on Form 8-K, dated April 29, 2009, as filed with the SEC on May 4, 2009;

•	our Current Report on Form 8-K, dated April 23, 2009, as filed with the SEC on April 24, 2009;

•	our Current Report on Form 8-K, dated March 31, 2009, as filed with the SEC on April 3, 2009;

•	our Current Report on Form 8-K, dated March 31, 2009, as filed with the SEC on March 31, 2009;

•	our Annual Report on Form 10-K for fiscal year ended December 31, 2008, as filed with the SEC on March 31, 2009;

•	our Current Report on Form 8-K, dated February 6, 2009, as filed with the SEC on February 9, 2009;

•	the description of our common stock contained in our Form SB-2 filed with the SEC on February 8, 2007 under the caption “Description of Securities Stock”; and

•

all documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment to this registration statement that indicates that all securities offered under this prospectus have been sold, or that deregisters all securities then remaining unsold, will be deemed to be incorporated in this registration statement by reference and to be a part hereof from the date of filing of such documents.

Notwithstanding the foregoing, unless specifically stated to the contrary, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including any exhibit under Item 9.01 of Form 8-K with respect thereto that we may from time to time furnish to the SEC, will be incorporated by reference into, or otherwise included in, the prospectus.

Any statement contained herein or made in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the prospectus.

You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number: Deer Consumer Products, Inc. Area 2, 1/F, Building M-6, Central High-Tech Industrial Park, Nanshan, Shenzhen, China 518057. Our telephone number is +(86) 755-8602-8285.

PROSPECTUS

$130,000,000

Common Stock	Warrants
Rights	Units

We may, from time to time, offer to sell together or separately in one or more offerings up to $130,000,000 of:

•	common stock;

•	warrants to purchase our common stock;

•	rights to purchase any of the foregoing securities; or

•	units comprised of, or other combinations of, the foregoing securities.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. We may offer and sell any combination of our common stock, warrants, rights and units described in this prospectus in one or more offerings from time to time and at prices and on terms to be determined at or prior to the time of the applicable offering. This prospectus describes the general terms of these securities. The specific terms of the securities and the specific manner in which we will offer and sell them will be contained in a prospectus supplement. The prospectus supplement may also add, update, or change information contained in this prospectus.

In addition, the selling stockholders as described in this prospectus may offer, from time to time, to sell up to a total of 4,200,000 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

We or the selling stockholders may offer and sell these securities through underwriters, dealers or agents or directly to purchasers, on a continuous or delayed basis. The prospectus supplement for each offering made by us will describe in detail the plan of distribution for that offering and will set forth the names of any underwriters, dealers or agents involved in the offering and any applicable fees, commissions or discount arrangements.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. However, the selling stockholders may use this prospectus to sell shares of our common stock, from time to time, without a prospectus supplement.

Our common stock is traded on the NASDAQ Capital Market under the symbol “DEER.” On October 8, 2009 the last reported sales price of our common stock was $10.25 per share.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors ” in the accompanying prospectus, any prospectus supplement and in the documents we incorporate by reference in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 5, 2009.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under the shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings, up to a maximum aggregate offering price of $130,000,000, and the selling stockholders may, from time to time, sell common stock in one or more offerings, up to a total of 4,200,000 shares our common stock.

This prospectus only provides you with a general description of the securities to be offered. Each time we sell securities described in this prospectus, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read both this prospectus and any accompanying prospectus supplement or other offering materials, together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

This prospectus and any accompanying prospectus supplement or other offering materials do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and, therefore, file reports and other information with the SEC. Statements contained in this prospectus and any accompanying prospectus supplement or other offering materials about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.

You should not assume that the information in this prospectus, any prospectus supplement or any other offering materials is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operations and prospects may have changed since then.

Unless otherwise indicated herein, any reference to shares of our common stock are made on a 2:1 post forward stock split basis which occurred on October 5, 2009.

This prospectus contains, or incorporates by reference, trademarks, trade names, service marks and service names of Deer Consumer Products, Inc. and other companies.

NOTE ON FORWARD LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this prospectus or in any prospectus supplement constitute “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 and releases issued by the SEC and within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. These forward statements include statements relating to:

•	our goals and strategies

•	our expansion plans;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the market for our products;

•	our expectations regarding demand for our products;

•	our ability to expand the Deer brand in China;

•	our expectations regarding keeping and strengthening our relationships with key customers;

•	our ability to stay abreast of market trends and technological advances;

•	competition in our industry in China;

•	general economic and business conditions in the regions in which we sell our products;

•	relevant government policies and regulations relating to our industry; and

•	market acceptance of our products.

Please see “Risk Factors” in this preliminary prospectus, any accompanying prospectus supplement, or in our Annual Reports on Form 10-K and on Quarterly Reports on Form 10-Q for risks which could adversely impact our business and financial performance. Moreover, new risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus or the date of any prospectus supplement. Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus or in any prospectus supplement.

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. Before investing in the securities offered hereby, you should read the entire prospectus, including our financial statements and related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In this prospectus, the terms “Deer,” “we,” “us,” and “our” refer to Deer Consumer Products, Inc.

Our Business

We are a market leader in the design, manufacture and sale of small home and kitchen electric appliances. Our company has successfully targeted consumers in the growing Chinese marketplace as well as customers in more than 40 countries worldwide. Our product lines include blenders, juicers, soy milk makers, choppers and other small home and kitchen electric appliances designed to improve at-home lifestyles in today’s fast paced society. We are one of the largest manufacturers of small electric blenders and juicers in China and manufacture for some of the leading kitchen appliance brands in the world. In 2008, approximately 75% of Deer’s total sales consisted of original design manufacturing (“ODM”) in which Deer provides product design and manages all production. While Deer has traditionally made the majority of its sales in Europe and North America, urbanization, rising family incomes and increased living standards have spurred the demand for small appliances in China. In addition we are rapidly expanding into emerging growth countries in South America, Asia, Africa, and the Middle East. In 2008, Deer had sales in over 40 countries.

Sales in China accounted for approximately 5% of Deer’s total sales in 2008 and we expect our China sales to grow rapidly in the near future. We intend to leverage our 15 years of product design expertise, product quality, and efficient manufacturing practices to rapidly ramp up our sales in China under our own brand, Deer. We believe that we have the experience, research and development, product quality, and pricing power to gain significant market share in a fragmented and fast growing domestic market. We introduced the Deer brand to the domestic market in 2008 and are continuing our program to build brand awareness and loyalty within the domestic market. Management believes our Deer brands will grow significantly as the domestic demand for our products increases in China with increased living standards.

The growth of our Deer brands is a result of our:

•	Aggressive sales efforts to retail stores and commercial purchasers in China;

•	Expansion of direct sales through our new franchised retail stores and through popular Chinese internet portals; and

•	targeted marketing efforts to customers in South America, Asia, Africa, and the Middle East.

We were able to maintain our revenue growth in 2008 and as reported by us in our SEC filings in 2009 despite a global recession because of our pricing strategy and the quality of our OEM and ODM products, strong sales to large retailers and our aggressive expansion in China, South America, Asia, Africa, and the Middle East. Following the onset of the financial crisis, we experienced a large volume of inquiries from international buyers looking to secure orders as their existing suppliers faced financial insolvency. We have utilized this opportunity to capture market share from our competitors and we expect total 2009 international sales to be significantly higher than for the comparable period in 2008.

Management believes Deer is positioned to become a leading brand in China’s rapidly growing home and kitchen electronic appliance sector while continuing to be a leading international ODM and OEM.

Our History

We were incorporated in Nevada on July 18, 2006 under the name of Tag Events Corp. as a musical event organization and promotion company with minimal operations. On September 3, 2008 we changed our name to Deer Consumer Products, Inc. and entered into and consummated a series of agreements which resulted in the acquisition of all of the ordinary shares of Deer International Group Ltd, a corporation organized under the laws of the British Virgin Islands (“Deer International”) parent of its wholly-owned subsidiary, Winder Electric Co. Ltd. (“Winder”), which is a wholly-owned foreign enterprise (“WFOE”) and responsible for research, production and delivery of goods, and Delta International Limited (“Delta”), which is a wholly owned subsidiary of Winder and primarily responsible for sales.

The acquisition of Deer’s ordinary shares was accomplished pursuant to the terms of a Share Exchange Agreement and Plan of Reorganization, dated September 3, 2008 (the “Share Exchange Agreement”), by and between Deer International and the Company. Pursuant to the Share Exchange Agreement, we acquired from Deer 50,000 ordinary shares, consisting of all of its issued and outstanding capital stock, in exchange for the issuance of 7,847,853 shares of our common stock (pre forward split) to the stockholders of Deer International (the “Share Exchange”).Concurrently with the closing of the transactions contemplated by the Share Exchange Agreement and as a condition thereof, we entered into an agreement with Crescent Liu, our former Director and Chief Executive Officer, pursuant to which he returned 2,586,957 shares of our common stock (pre forward split) to us for cancellation. Mr. Liu was not compensated in any way for the cancellation of his shares of our common stock. Upon completion of the foregoing transactions, we had 9,826,113 shares of common stock (pre forward split) issued and outstanding.

Our principal offices are located at Area 2, 1/F, Building M-6, Central High-Tech Industrial Park, Nanshan, Shenzhen, China 518057. Our telephone number is +(86) 755-8602-8285.

The Securities We May Offer

We may offer and sell from time to time up to an aggregate of $130,000,000 of any of, or combinations of, the following securities. The selling stockholders named in this prospectus may offer and sell from time to time up to an aggregate of 4,200,000 shares of our Common Stock.

Common Stock

We may issue shares of our common stock. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose. Holders of common stock are entitled to one vote per share. Holders of common stock have no cumulative voting rights in the election of directors.

Warrants

We may issue warrants for the purchase our common stock of our company. We may issue warrants independently or together with other securities. Warrants sold with other securities as a unit may be attached to or separate from the other securities. To the extent the warrants are publicly-traded, we will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the applicable prospectus supplement.

Rights

We may issue rights to purchase our common stock, warrants or units issued by our company. We may issue rights independently or together with other securities. Rights sold with other securities as a unit may be attached to or separate from the other securities and may be (but shall not be required to be) publicly-listed securities.

Units

We may also issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security.

Prospectus Supplement

We will describe the terms of any such offering in a supplement to this prospectus. Any prospectus supplement may also add, update, or change information contained in this prospectus. Such prospectus supplement will contain the following information about the offered securities:

•	title and amount;

•	offering price, underwriting discounts and commissions or agency fees, and our net proceeds;

•	any market listing and trading symbol;

•	names of lead or managing underwriters or agents and description of underwriting or agency arrangements; and

•	the specific terms of the offered securities;

This prospectus may not be used by us to offer or sell securities without a prospectus supplement which includes a description of the method and terms of this offering. However, the selling stockholders may use this prospectus to sell shares of our common stock, from time to time, without a prospectus supplement.

RISK FACTORS

Investing in our securities involves a high degree of risk. The prospectus supplement relating to a particular offering will contain a discussion of risks applicable to an investment in the securities offered. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in the applicable prospectus supplement together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds from these sales for general corporate purposes including the expansion of our product offerings in China, expanding Chinese domestic market sales, and to meet working capital needs. The amounts and timing of the expenditures will depend on numerous factors, such as growth in our markets, technological advances and the competitive environment for our products. We will not receive any proceeds from those securities sold by the selling stockholders.

SELLING STOCKHOLDERS

On September 21, 2009, Deer Consumer Products, Inc. (“Deer” or the “Company”) completed a closing of a private placement offering of 3,000,000 Units (or 1,500,000 Units on a pre-forward split basis) at an offering price of $5.00 per Unit (or $10.00 per Unit on a pre-forward split basis) for aggregate offering price of $15,000,000 to non-U.S. investors. Each Unit consisted of one share of Deer’s common stock, par value $.001 per share (the “Common Stock”), and a three year warrant to purchase 30% of one share of Common Stock, or an aggregate of 900,000 shares of Common Stock (or 450,000 shares of Common Stock on a pre-forward split basis), at an exercise price of $5.00 per share (or $10.00 per share on a pre-forward split basis). A non-U.S. advisor to the Company received fees of 9% of the gross proceeds and warrants to purchase 300,000 shares of Common stock (or 150,000 shares of Common Stock on a pre-forward split basis) on the same terms as the non-U.S. investors. The investors received registration rights. The Company issued the shares pursuant to an exemption from registration under Regulation S promulgated under the Securities Act of 1933, as amended.

Thus, in addition to covering the offering of securities by us, this prospectus covers the offering for resale of common stock by the security holders listed below.

Name of Selling Security Holder	Number of Shares of Common Stock Owned Prior to Offering		Shares to be Sold	Shares Held After Offering
Bicornio Real Estate Ltd.(1)	1,300,000	(2)	1,300,000	0	*
Futmon Holding, Inc(1)	2,600,000	(3)	2,600,000	0	*
Advantage Consultants Limited(1)	300,000	(4)	300,000	0	*

*	Represents ownership of less than one percent.

(1) There are no material relationships which the selling stockholder has had within the past three years with the registrant that is required to be disclosed under Item 507 of Regulation S-K.

(2) Consists of 300,000 shares of common stock issuable upon exercise of warrants, and 1,000,000 shares of common stock. Erano Galang and Bryan Greenwood have joint investment and voting power over the securities offered for re-sale under this prospectus by Bicornio Real Estate Ltd.

(3) Consists of 600,000 shares of common stock issuable upon exercise of warrants, and 2,000,000 shares of common stock. Dogan Erbek has sole investment and voting power over the securities offered for re-sale under this prospectus by Futmon Holding, Inc.

(4) Consists of 300,000 shares of common stock issuable upon exercise of warrants. Gloria Lam has sole investment and voting power over the securities offered for re-sale under this prospectus by Advantage Consultants Limited.

DESCRIPTION OF SECURITIES

General

The following description of our capital stock (which includes a description of securities we or the selling stockholders may offer pursuant to the registration statement of which this prospectus, as the same may be supplemented, forms a part) does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws and by the applicable provisions of Nevada law.

Our authorized capital stock consists solely of 75,000,000 shares of common stock. As of October 6, 2009, our outstanding capital stock consists of 25,576,094 shares of common stock, $0.001 par value, held of record by approximately 33 stockholders and no shares of preferred stock. Since some of our shares of common stock are held in street or nominee name, it is believed there are a substantial number of additional beneficial owners of our common stock. An additional 1,914,768 shares are reserved for issuance upon the exercise of outstanding warrants. The warrants are immediately exercisable, expire on the third anniversary of their issuance and entitle their holders to purchase up to 1,914,768 shares of our common stock of which warrants to purchase 714,768 shares of common stock have an exercise price of 1.73 per share, and warrants to purchase 1,200,000 have an exercise price of $5.00 per share.

We also reserved an additional 500,000 shares for issuance upon grants made to employees, directors, and consultants under Deer Consumer Products’ 2009 Equity Incentive Plan (“Plan”). The Plan has been submitted for shareholder approval.

We, directly or through agents, dealers or underwriters designated from time to time, may offer, issue and sell, together or separately, up to $130,000,000 in the aggregate of:

•	common stock;

•	warrants to purchase our securities;

•	rights to purchase our common stock, warrants or units; or

•	units comprised of, or other combinations of, the foregoing securities.

The selling stockholders, directly or through agents, dealers or underwriters designated from time to time, may offer and sell, together or separately, up to 4,200,000 shares of our common stock.

The common stock, the rights, the warrants, and the units are collectively referred to in this prospectus as the “securities.” When a particular series of securities is offered by us, a supplement to this prospectus will be delivered with this prospectus, which will set forth the terms of the offering and sale of the offered securities.

Common Stock

The holders of common stock are entitled to one vote per share. Our Articles of Incorporation does not provide for cumulative voting. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of common stock have no preemptive, subscription, redemption or conversion rights.

Warrants

We may issue warrants for the purchase of our common stock. Warrants may be issued independently or together with our common stock and may be attached to or separate from any offered securities. To the extent warrants we issue are to be publicly-traded, each series of such warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with such warrants. The warrant agent will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. This summary of certain provisions of the warrants is not complete. For the terms of a particular series of warrants, you should refer to the prospectus supplement for that series of warrants and the warrant agreement for that particular series.

Rights

We may issue rights to purchase our common stock, warrants or units. The rights may or may not be transferable by the persons purchasing or receiving the rights. In connection with any rights offering, we may enter into a standby underwriting or other arrangement with one or more underwriters or other persons pursuant to which such underwriters or other persons would purchase any offered securities remaining unsubscribed for after such rights offering. Each series of rights will be issued under a separate rights agent agreement to be entered into between us and one or more banks, trust companies or other financial institutions, as rights agent, that we will name in the applicable prospectus supplement. The rights agent will act solely as our agent in connection with the rights and will not assume any obligation or relationship of agency or trust for or with any holders of rights certificates or beneficial owners of rights.

The prospectus supplement relating to any rights that we offer will include specific terms relating to the offering, including, among other matters:

•	the date of determining the security holders entitled to the rights distribution;

•	the aggregate number of rights issued and the aggregate amount of common stock, warrants or units purchasable upon exercise of the rights;

•	the exercise price;

•	the conditions to completion of the rights offering;

•	the date on which the right to exercise the rights will commence and the date on which the rights will expire; and

•	any applicable federal income tax considerations.

Each right would entitle the holder of the rights to purchase for cash the principal amount of common stock, warrants or units at the exercise price set forth in the applicable prospectus supplement. Rights may be exercised at any time up to the close of business on the expiration date for the rights provided in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised rights will become void.

If less than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than our security holders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby arrangements, as described in the applicable prospectus supplement.

Units

We may issue units comprised of one or more of the other securities described in this prospectus or in any prospectus supplement in any combination. Each unit will be issued so that the holder of the unit is also the holder, with the rights and obligations of a holder, of each security included in the unit. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date or upon the occurrence of a specified event or occurrence.

The applicable prospectus supplement will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any unit agreement under which the units will be issued;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully registered or global form.

The preceding description and any description of units in the applicable prospectus supplement does not purport to be complete. For the particular series of units, you should refer to the prospectus supplement for that series of units, the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such units.

Anti-Takeover Law

The Company is subject to the Nevada anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent Nevada corporations from engaging in a merger, consolidation, sales of its stock or assets, and certain other transactions with any stockholder, including all affiliates and associates of the stockholder, who owns 10% or more of the corporation’s outstanding voting stock, for three years following the date that the stockholder acquired 10% or more of the corporation’s voting stock except in certain situations.

In addition, the Company is subject to the Nevada “control share” statute which prohibits an acquiring person, under certain circumstances, from voting certain shares of a target corporation’s stock after such acquiring person’s percentage of ownership of such corporation’s stock crosses certain thresholds, unless the target corporation’s disinterested stockholders approve the granting of voting rights to such shares.

Transfer Agent and Registrar

Interwest Transfer Company, Inc. is the transfer agent and registrar for our common stock.

Listing

Our common stock is quoted on the NASDAQ Capital Market under the trading symbol “DEER.”

PLAN OF DISTRIBUTION

We or the selling stockholders may sell the securities offered through this prospectus: (i) to or through underwriters or dealers, (ii) directly to purchasers, including our or the selling stockholder’s affiliates, (iii) through agents, or (iv) through a combination of any these methods or any other permissible method. The securities may be distributed at a fixed price or prices, which may be changed, market prices prevailing at the time of sale, prices related to the prevailing market prices, or negotiated prices. The prospectus supplement used for any offering and sale of securities contemplated hereunder will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities;

•	the net proceeds from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If underwriters are used in an offering, we or the selling stockholders will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all of the offered securities, if any are purchased.

We or the selling stockholders may grant to the underwriters options to purchase additional securities to cover over-allotments, if any, at the public offering price, with additional underwriting commissions or discounts, as may be set forth in a related prospectus supplement. The terms of any over-allotment option will be set forth in the prospectus supplement for those securities.

If dealers are used in the sale of securities offered through this prospectus, we or the selling stockholders will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The prospectus supplement will include the names of the dealers and the terms of the transaction.

In connection with the sale of the securities, underwriters, dealers or agents may receive compensation from us or the selling stockholders or from purchasers of the securities for whom they act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities, and any institutional investors or others that purchase securities directly for the purpose of resale or distribution, may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the common stock by them may be deemed to be underwriting discounts and commissions under the Securities Act.

We or the selling stockholders may provide agents, underwriters and other purchasers with indemnification against particular civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents, underwriters or other purchasers may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us or the selling stockholders in the ordinary course of business.

Unless otherwise specified in the applicable prospectus supplement, any common stock sold pursuant to a prospectus supplement will be eligible for listing on the NASDAQ Capital Market, subject to official notice of issuance. Any underwriters to whom securities are sold by us or the selling stockholders for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

In order to comply with the securities laws of some states, if applicable, the securities offered pursuant to this prospectus will be sold in those states only through registered or licensed brokers or dealers. In addition, in some states securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

Direct Sales and Sales Through Agents

We or the selling stockholders may sell the securities offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We or the selling stockholders may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the prospectus supplement.

Delayed Delivery Contracts

If the prospectus supplement indicates, we or the selling stockholders may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Unless the applicable prospectus supplement states otherwise, each series of offered securities will be a new issue and will have no established trading market. We may elect to list any series of offered securities on an exchange. Any underwriters that we or the selling stockholders use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we or the selling stockholders cannot assure you that the securities will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Derivative Transactions and Hedging

We, the selling stockholders, the underwriters or other agents may engage in derivative transactions involving the securities. These derivatives may consist of short sale transactions and other hedging activities. The underwriters or agents may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we or the selling stockholders may enter into security lending or repurchase agreements with the underwriters or agents. The underwriters or agents may effect the derivative transactions through sales of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters or agents may also use the securities purchased or borrowed from us or others (or, in the case of derivatives, securities received from us in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

Electronic Auctions

We or the selling stockholders may also make sales through the Internet or through other electronic means. Since we or the selling stockholders may from time to time elect to offer securities directly to the public, with or without the involvement of agents, underwriters or dealers, utilizing the Internet or other forms of electronic bidding or ordering systems for the pricing and allocation of such securities, you will want to pay particular attention to the description of that system we will provide in a prospectus supplement.

Such electronic system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us or the selling stockholders, and which may directly affect the price or other terms and conditions at which such securities are sold. These bidding or ordering systems may present to each bidder, on a so-called “real-time” basis, relevant information to assist in making a bid, such as the clearing spread at which the offering would be sold, based on the bids submitted, and whether a bidder’s individual bids would be accepted, prorated or rejected. Of course, many pricing methods can and may also be used.

Upon completion of such an electronic auction process, securities will be allocated based on prices bid, terms of bid or other factors. The final offering price at which securities would be sold and the allocation of securities among bidders would be based in whole or in part on the results of the Internet or other electronic bidding process or auction.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us or the selling stockholders against certain liabilities, including liabilities under the Securities Act. Our or the selling stockholders’ agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business.

Fees and Commissions

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement or pricing supplement, as the case may be; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

If more than 10% of the net proceeds of any offering of securities made under this prospectus will be received by FINRA members participating in the offering or affiliates or associated persons of such FINRA members, the offering will be conducted in accordance with FINRA Conduct Rule 2710(h).

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of any securities being offered in this prospectus will be passed upon for us by Holland & Hart LLP, Reno, Nevada.

EXPERTS

The consolidated financial statements for the years ended December 31, 2007 and 2008 incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Goldman, Parks, Kurland & Mohidin, L.L.P., an independent certified public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

All documents filed by the registrant after the date of filing the initial registration statement on Form S-3 of which this prospectus forms a part and prior to the effectiveness of such registration statement pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents. In addition, the documents we are incorporating by reference as of the date hereof are as follows:

•	our Current Report on Form 8-K, dated September 28, 2009, as filed with the SEC on September 28, 2009;

•	our Current Report on Form 8-K, dated September 21, 2009, as filed with the SEC on September 23, 2009;

•	our Current Report on Form 8-K, dated August 20, 2009, as filed with the SEC on August 21, 2009;

•	our Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2009, as filed with the SEC on August 13, 2009;

•	our Current Report on Form 8-K, dated August 13, 2009, as filed with the SEC on August 13, 2009;

•	our Current Report on Form 8-K, dated July 16, 2009, as filed with the SEC on July 16, 2009;

•	our Current Report on Form 8-K, dated May 26, 2009, as filed with the SEC on May 26, 2009;

•	our Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2009, as filed with the SEC on May 15, 2009;

•	our Current Report on Form 8-K, dated April 29, 2009, as filed with the SEC on May 4, 2009;

•	our Current Report on Form 8-K, dated April 23, 2009, as filed with the SEC on April 24, 2009;

•	our Current Report on Form 8-K, dated March 31, 2009, as filed with the SEC on April 3, 2009;

•	our Current Report on Form 8-K, dated March 31, 2009, as filed with the SEC on March 31, 2009;

•	our Annual Report on Form 10-K for fiscal year ended December 31, 2008, as filed with the SEC on March 31, 2009;

•	our Current Report on Form 8-K, dated February 6, 2009, as filed with the SEC on February 9, 2009;

•	the description of our common stock contained in our Form SB-2 filed with the SEC on February 8, 2007 under the caption “Description of Securities Stock”; and

•

all documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment to this registration statement that indicates that all securities offered under this prospectus have been sold, or that deregisters all securities then remaining unsold, will be deemed to be incorporated in this registration statement by reference and to be a part hereof from the date of filing of such documents.

Any statement contained in a document we incorporate by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number:

Deer Consumer Products, Inc.

Area 2, 1/F, Building M-6,

Central High-Tech Industrial Park, Nanshan,

Shenzhen, China 518057

+(86) 755-8602-8285

Attention: Chief Executive Officer

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered by this prospectus. This prospectus is part of that registration statement and does not contain all the information included in the registration statement.

For further information with respect to our common stock and us, you should refer to the registration statement, its exhibits and the material incorporated by reference therein. Portions of the exhibits have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts or other documents filed as an exhibit to the registration statement, and these statements are hereby qualified in their entirety by reference to the contract or document.

The registration statement may be inspected and copied at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. and the Regional Offices at the Commission located in the 175 West Jackson Boulevard, Suite 900, Chicago Illinois,, and at 3 World Financial Center, Suite 400, New York, New York. Copies of those filings can be obtained from the Commission’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates and may also be obtained from the web site that the Securities and Exchange Commission maintains at http://www.sec.gov. You may also call the Commission at 1-800-SEC-0330 for more information. We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission’s public reference room in Washington, D.C. You can request copies of those documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR

SECURITIES LAW VIOLATIONS

The Nevada Revised Statutes provide that a director or officer is not individually liable to the corporation or its shareholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that his act or failure to act constituted a breach of his fiduciary duties as a director or officer and his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The Articles of Incorporation or an amendment thereto may, however, provide for greater individual liability. Furthermore, directors may be jointly and severally liable for the payment of certain distributions in violation of Chapter 78 of the Nevada Revised Statutes.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, shareholders of our company will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct meets the requirements of Nevada law to impose such liability. The provision, however, does not alter the applicable standards governing a director’s or officer’s fiduciary duty and does not eliminate or limit the right of our company or any shareholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty.

The Nevada Revised Statutes also provide that under certain circumstances, a corporation may indemnify any person for amounts incurred in connection with a pending, threatened or completed action, suit or proceeding in which he is, or is threatened to be made, a party by reason of his being a director, officer, employee or agent of the corporation or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if such person (a) is not liable for a breach of fiduciary duty involving intentional misconduct, fraud or a knowing violation of law or such greater standard imposed by the corporation’s articles of incorporation; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Additionally, a corporation may indemnify a director, officer, employee or agent with respect to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, if such person (a) is not liable for a breach of fiduciary duty involving intentional misconduct, fraud or a knowing violation of law or such greater standard imposed by the corporation’s articles of incorporation; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, however, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court to be liable to the corporation or for amounts paid in settlement to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Our By-Laws provide, among other things, that a director, officer, employee or agent of the corporation will be indemnified against all expense, liability, and loss (including attorneys’ fees, judgments, fines, taxes, penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered in connection with any threatened, pending, or completed action suit, or proceeding, whether civil, criminal, administrative, or investigative provided that he or she either is not liable pursuant to Nevada Revised Statutes 78.138 (relating to liability of directors and officers to the corporation in certain instances) or acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

However, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

You should rely only on the information contained in this prospectus. We have not authorized any dealer, broker, salesperson or any other person to provide you with information or to make any representations different from those contained in this prospectus or incorporated herein by reference. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

5,500,000 Shares

DEER CONSUMER PRODUCTS, INC.

Common Stock

Prospectus Supplement

                    , 2009

William Blair & Company

BMO Capital Markets